SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements for the six-month period ended on December 31, 2009 and on December 31, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and with the Comisión Nacional de Valores.

ALTO PALERMO S.A. (APSA)

Moreno 877 22º Floor—Autonomous City of Buenos Aires

Unaudited Financial Statements for the six-month period

ended December 31, 2009

Fiscal year No. 120 beginning July 1, 2009

Presented comparatively

Expressed in thousands of Argentine Pesos (See Note 1 to the Unaudited Basic Financial

Statements)

Free translation from the original prepared in spanish for publication in Argentina

Principal activity:	Real estate investment and development

Dates of registration with the
Public Registry of Commerce:

– Of the By-laws:	August 29, 1889

– Of last amendment:	January 16, 2008

Registration number with the Superintendence of Corporations:	801,047

Duration of the Company:	Until August 28, 2087

Name of parent Company:	IRSA Inversiones y Representaciones Sociedad Anónima

Legal Address:	Bolívar 108 - 1° floor - Autonomous City of Buenos Aires

Main activity:	Real estate investment

Percentage of votes of the parent Company on the equity:	63.35% (See Note 20.b to the Unaudited Basic Financial Statements)

	CAPITAL COMPOSITION (Note 4 to the Unaudited Basic Financial Statements)
Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock with a face value of Ps.0.1 per share and entitled to 1 vote each	782,064,214	78,206	78,206

Saúl Zang
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of December 31 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.09 (Notes 1 and 3)	06.30.09 (Notes 1 and 3)
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	16,314	21,524
Other investments, net (Note 4.b)	165,488	186,169
Accounts receivable, net (Note 4.c)	253,419	232,376
Other receivables and prepaid expenses, net (Note 4.d)	61,531	73,572
Inventory (Note 4.e)	579	715

Total Current Assets	497,331	514,356

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.c)	20,114	5,253
Other receivables and prepaid expenses, net (Note 4.d)	131,439	152,894
Inventory (Note 4.e)	11,031	11,031
Fixed assets, net (Note 4.f)	1,559,014	1,581,723
Other investments, net (Note 4.b)	170,550	176,860
Intangible assets, net (Note 4.g)	25,763	15,514

Subtotal Non-Current Assets	1,917,911	1,943,275

Goodwill, net (Note 4.h)	14,446	(6,116)

Total Non-Current Assets	1,932,357	1,937,159

Total Assets	2,429,688	2,451,515

	12.31.09 (Notes 1 and 3)	06.30.09 (Notes 1 and 3)
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	216,471	213,715
Short-term debt (Note 4.j)	168,825	235,824
Salaries and social security payable (Note 4.k)	18,464	23,857
Taxes payable (Note 4.l)	77,839	125,546
Customer advances (Note 4.m)	85,018	76,721
Dividens payable	1,158	—
Other liabilities (Note 4.n)	24,846	3,718

Total Debts	592,621	679,381

Provisions (Note 4.o)	1,466	1,004

Total Current Liabilities	594,087	680,385

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.i)	22,668	19,681
Long-term debt (Note 4.j)	744,672	692,134
Taxes payable (Note 4.l)	45,824	56,952
Customer advances (Note 4.m)	94,231	93,528
Other liabilities (Note 4.n)	9,843	14,926

Total Debts	917,238	877,221

Provisions (Note 4.o)	6,906	5,492

Total Non-Current Liabilities	924,144	882,713

Total Liabilities	1,518,231	1,563,098

Minority interest	130,289	122,559

SHAREHOLDERS’ EQUITY	781,168	765,858

Total Liabilities and Shareholders’ Equity	2,429,688	2,451,515

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Saúl Zang Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Income

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.09 (Notes 1 and 3)	12.31.08 (Notes 1 and 3)
Revenues:
Leases and services	252,215	195,284
Consumer financing	111,699	123,564
Other	—	7,963

Total revenues	363,914	326,811

Costs:
Leases and services	(74,299)	(53,461)
Consumer financing	(48,032)	(75,406)
Other	—	(5,463)

Total costs	(122,331)	(134,330)

Gross profit (loss):
Leases and services	177,916	141,823
Consumer financing	63,667	48,158
Other	—	2,500

Total gross profit	241,583	192,481

Selling expenses	(74,278)	(113,121)
Administrative expenses	(37,582)	(44,183)
Net income (loss) from retained interest in securitized receivables	26,105	(42,231)

Subtotal	(85,755)	(199,535)

Operating income (loss)	155,828	(7,054)

Amortization of goodwill, net	(818)	(509)

Financial gain (loss) generated by assets:
Interest income from past-due receivables	3,405	1,983
Other interest	589	1,019
Results from financial investments	5,555	(4,751)
Effect on the present value accounting	2,595	(6,504)
Foreign currency exchange gain	235	12,346
Gain from hedge operations	—	8,970
Interest income from related parties (Note 5)	55	55
Holding gain	—	82

Subtotal	12,434	13,200

Financial gain (loss) generated by liabilities:
Interest expense	(23,970)	(19,404)
Foreign currency exchange loss	(278)	(28,097)
Interest and exchange differences with related parties (Note 5)	(17,962)	(29,058)
Gain from repurchase of Non Convertible Notes	—	13,202
Loss from hedge operations (Note 11 to the unaudited basic financial statements and Note 5)	(2,582)	—
Other interest	(43)	(165)
Interest on taxes payable	(7,876)	(256)

Subtotal	(52,711)	(63,778)

Total financial results, net	(40,277)	(50,578)

Other income (expenses), net (Note 4.p)	(1,985)	456

Income (loss) before taxes and minority interest	112,748	(57,685)

Income tax expense	(38,371)	13,202
Minority interest	(3,067)	12,268

Net income (loss)	71,310	(32,215)

Basic net earning (loss) per share (Note 10)	0.0912	(0.041)

Diluted net earning (loss) per share (Note 10)	0.0300	(0.006)

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.09 (Notes 1 and 3)	12.31.08 (Notes 1 and 3)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	48,984	255,888
Cash and cash equivalents as of the end of the period	27,377	51,710

Decrease in cash and cash equivalents	(21,607)	(204,178)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES
Net income (loss) for the period	71,310	(32,215)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	(1,444)	44,653
Depreciation of fixed assets	56,961	43,664
Income from barter transaction	—	(2,867)
Amortization of intangible assets	2,513	30
Amortization of goodwill, net	818	509
Loss on fixed assets retired	6,681	139
Provision for tax on personal assets of shareholders	202	274
Charge of provision for contingencies	1,741	780
Allowance for doubtful accounts	16,717	55,103
Allowance for impairment of investments	429	4,089
Net (income) loss in credit card trust	(26,105)	37,307
Loss (income) from hedge operations	2,582	(7,275)
Reversal of impairment losses	—	(82)
Minority interest	3,067	(12,268)
Income tax	38,371	(13,202)
Changes in certain assets and liabilities, net of non- cash transactions and the effect of acquisitions:
Increase in accounts receivable	(11,464)	(49,477)
Decrease (Increase) in other receivables and prepaid expenses	34,987	(49,394)
Decrease in inventory	136	15
Decrease in trade accounts payable	(4,698)	(58,792)
Increase in customer advances	9,000	10,568
(Decrease) Increase in taxes payable	(100,798)	39,085
Decrease in salaries and social security payable	(5,480)	(10,351)
Increase in provision for contingencies	135	333
Decrease in other liabilities	(16,708)	(30,180)
Decrease in accrued interest	4,130	(13,921)

Net cash provided by (used in) operating activities	83,083	(43,475)

Saúl Zang Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued) (1)

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.09 (Notes 1 and 3)	12.31.08 (Notes 1 and 3)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary companies, net of cash acquired	(8,622)	—
Acquisition of fixed assets	(31,063)	(116,455)
Advances for sale of Tarshop S.A.’s shares	20,422	—
Increase in investments	(5,984)	(75,966)
Collection of receivables from related parties	6,580	—
Loans collected (granted) from third parties	56	(970)
Acquisition of undeveloped parcels of land and other real estate	(751)	(1,334)
Increase of intangible assets	(1,484)	—

Net cash used in investing activities	(20,846)	(194,725)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of Non-Convertible Notes, net	79,782	—
Payment of short-term and long-term debt	(27,421)	(22,506)
Cash from minority shareholders’ capital contributions to subsidiaries	4,924	24,164
Payment of Non-Convertible Notes	(22,003)	—
Payment of dividens	(56,000)	(60,238)
(Payment of) proceeds from short-term bank loans	(51,126)	90,990
Payment of seller financing of Mendoza Plaza Shoppping S.A.	—	(9,090)
Payment of seller financing of Empalme S.A.I.C.F.A. y G.	—	(6,830)
Cash paid for repurchase of Non-Convertible Notes	(12,000)	(12,764)
Proceeds from short-term and long-term debts	—	30,296

Net cash (used in) provided by financing activities	(83,844)	34,022

DECREASE IN CASH AND CASH EQUIVALENTS	(21,607)	(204,178)

(1)	Includes cash and banks and investments with a realization term not exceeding three months. See note 2.5) to the Unaudited Basic Financial Statements.

The accompanying notes are an integral part of these Unaudited Consolidated Financial Statements.

Saúl Zang Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.09	12.31.08
Supplemental cash flow information
Cash paid during the period for:
- Interest	40,588	77,893
- Income tax	13,499	9,398

Non-cash activities:
- Liquidation of interest in credit card receivables	41,146	31,630
- Increase in fixed assets through an increase in trade accounts payable	7,723	24,368
- Increase in goodwill through a decrease in minority interest	—	8,150
- Increase in inventory through a decrease in other non-current investments	—	4,777
- Increase in accounts receivable through an increase in customer advances	—	16,427
- Increase in other receivables and prepaid expenses through a decrease in other liabilities	—	14,326

	12.31.09	12.31.08
Acquisition of subsidiary companies
Accounts receivable	11	—
Other receivables and prepaid expensives	1,022	—
Investments	395	—
Fixed assets	289	—
Intangibles assets	11,278	—
Trade accounts payable	(2,718)	—
Salaries and social security payable	(87)	—
Taxes payable	(27)	—
Other liabilities (includes Ps. 4,455 with Alto Palermo S.A.)	(5,294)	—

Total non-cash assets acquired	4,869	—

Cash and cash equivalents acquired	13	—

Total net assets acquired	4,882	—

Minority Interest	(897)	—
Goodwill	21,478	—

Subsidiary companies acquisition value	25,463	—

Cash and cash equivalents acquired	13	—
Amount financed by the sellers	14,574	—
Advance payments	2,254	—

Outflows of cash and cash equivalents by acquisition of subsidiaries	8,622	—

Saúl Zang Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Unaudited Consolidated Financial Statements have been prepared in thousands of Argentine pesos.

The Company has consolidated its Balance Sheets as of December 31 and June 30, 2009, the Statements of Income and Cash Flow for the six-month periods ended December 31, 2009 and 2008 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires and the National Securities Commission.

Comparative information

The comparative information at June 30, 2009 and December 31, 2008 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of		Closing dates for the financial statements for consolidation purposes
Company	12.31.09	12.31.08
Emprendimiento Recoleta S.A.	53.684	53.684	12.31.09
Tarshop S.A. (“Tarshop”) (2)	98.5878	93.439	12.31.09
Shopping Neuquén S.A.	98.14	98.14	12.31.09
Shopping Alto Palermo S.A. (4)	—	99.9999	—
Fibesa S.A. (7)	99.99996	99.9999	12.31.09
Mendoza Plaza Shopping S.A. (3)	—	100	—
Conil S.A. (5)	100	50	12.31.09
Empalme S.A.I.C.F.A. y G. (3)	—	100	—
Panamerican Mall S.A.	80	80	12.31.09
Comercializadora Los Altos S.A. (1)	—	100	—
Arcos del Gourmet S.A. (6)	80	—	12.31.09

(1)	Corresponded to the 90% of the direct interest of Alto Palermo S.A. and 10% of the indirect interest through Shopping Alto Palermo S.A. As from July 1st, 2009, Comercializadora Los Altos S.A. merged into Fibesa S.A. See Note 8.j) to the Unaudited Basic Financial Statements.
(2)	See Note 8.a.i)
(3)	Corresponded to the 95% of the direct interest of Alto Palermo S.A. and 5% of the indirect interest through Shopping Alto Palermo S.A. As from January 1st, 2009, such companies merged into Shopping Alto Palermo S.A. See Note 8.b).
(4)	Merged into Alto Palermo S.A. as from July 1st, 2009. See Note 8.h) to the Unaudited Basic Financial Statements
(5)	On October 21, 2009, the remaining 50 % in Conil S.A. was acquired. See Note 8.l) to the Unaudited Basic Financial Statements.
(6)	On November 27, 2009 a direct interest in Arcos del Gourmet S.A was acquired. See Note 8.a) to the Unaudited Basic Financial Statements.
(7)	See Note 8.i) to the Unaudited Basic Financial Statements.

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A. Note 2 to the Unaudited Basic Financial Statements details the most significant accounting policies and below are the most relevant accounting policies adopted by the subsidiaries, which are not included in that note.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

a. Revenue recognition

Credit card operations “Consumer financing”

Revenues derived from credit card transactions consist of commissions and financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financing income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrual method during the period, irrespective of whether collection has o has not been made.

Lease agent operations

Fibesa S.A., company in which Alto Palermo S.A. has shares of 99.99996%, acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value and admission’s rights. Revenues are recognized at the time that the transaction is successfully concluded.

b. Investments

b.1. Current investments

Current investments include retained interests in securitized receivables pursuant to the securitization programs of Tarshop with a realization term not exceeding twelve months, which have been accounted for under the equity method, net of the allowances for impairment, if applicable. Mutual funds, government and mortgage bonds are carried at their market value at period/year-end and time deposits are carried at face value plus accrued interest at period/year-end.

b.2. Other non-current investments

Include retained interests in securitized receivables, which have been accounted for under the equity method, net of the corresponding allowances for impairment, if applicable.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions of these Unaudited Consolidated Financial Statements is as follows:

a) Cash and banks:

	12.31.09	06.30.09
Cash in local currency	2,592	2,677
Cash in foreign currency	549	241
Bank accounts in local currency	8,950	14,766
Bank accounts in foreign currency	4,223	3,840

Total cash and banks	16,314	21,524

b) Other investments, net:

	12.31.09	06.30.09
Current
Retained interests in securitized receivables (CP)	138,633	136,231
Mutual funds in local currency (ii)	21,716	10,027
Trust debt titles (TDF)	9,376	16,490
Mutual funds in foreign currency (i)	4,057	3,954
Time deposits in local currency (i)	1,813	14,903
Mortgages bonds issued by Banco Hipotecario S.A. (Note 5)	921	633
BONTE 2006 bonds (Note 7.b)	34	34
PRE 2009 bonds	—	10,108
PRO 2012 bonds	—	3,987
Allowance for impairment of investments	(11,062)	(10,198)

Total	165,488	186,169

(i)	Considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.
(ii)	As of December 31, 2009 and June 30, 2009 include Ps. 5,193 and Ps. 8,603, respectively, considered as cash equivalents for purposes of the Unaudited Consolidated Statements of Cash Flows.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	12.31.09	06.30.09
Non-current
Undeveloped parcels of land:
- Beruti plot of land	53,002	52,715
- Caballito plot of land	36,741	36,741
- Patio Olmos	32,949	32,949
- Torres Rosario plot of land	16,041	15,577
- Air Space Coto	13,188	13,188
- Other real estate	2,769	2,372
Retained interests in securitized receivables (CP)	17,260	22,899
Other investments	56	56
Advances for purchase of shares	—	2,254
Allowance for impairment of investments	(1,456)	(1,891)

Total	170,550	176,860

Total other investments, net	336,038	363,029

c) Accounts receivable, net:

	12.31.09	06.30.09
Current
Consumer financing receivables (Tarshop)	144,775	141,570
Checks to be deposited	69,482	62,230
Leases and services receivable	61,224	56,382
Pass-through expenses receivable	36,455	37,689
Debtors under legal proceedings	29,880	28,388
Notes receivable	8,429	7,462
Receivables with collection agents (Tarshop)	4,683	5,070
Related parties (Note 5)	3,623	9,273
Credit cards receivable	3,280	1,161
Mortgages receivable Torres de Abasto	531	519
Allowance for doubtful accounts	(108,943)	(117,368)

Total	253,419	232,376

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	12.31.09	06.30.09
Non-current
Consumer financing receivables (Tarshop)	20,153	6,490
Notes receivable	1,073	1,279
Leases and services receivable	407	—
Mortgages receivable Torres de Abasto	172	192
Pass-through expenses receivable	7	—
Allowance for doubtful accounts	(1,698)	(2,708)

Total	20,114	5,253

Total accounts receivable, net	273,533	237,629

d) Other receivables and prepaid expenses, net:

	12.31.09	06.30.09
Current
Prepaid expenses	14,540	15,789
Value Added Tax (VAT)	11,392	1,160
Prepaid services	6,594	1,753
Guarantee deposits re. securitization programs (Note 7.a))	5,311	6,782
Guarantee deposits (i)	4,243	238
MPIT	3,988	—
Receivables for third party services offered in Tarshop stores	3,822	2,746
Related parties (Note 5)	3,374	9,981
Other tax credits – Gross revenue tax	1,841	987
Fees advances to Directors, net (Note 5)	1,396	—
Income tax credits, net	1,092	13,265
Other tax credits	1,059	1,001
Prepaid gross revenue tax	785	718
Loans granted	624	4,940
Receivables from shareholders of related companies	29	29
Other prepaid taxes	—	256
Receivables from financial operations	—	11,547
Others	1,441	2,380

Total	61,531	73,572

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	12.31.09	06.30.09

Non-current
Value Added Tax (VAT)	61,178	64,375
Deferred income tax	56,023	64,233
Related parties (Note 5)	25,027	22,509
MPIT	10,313	20,274
Mortgages receivable	2,208	2,208
Prepaid gross revenue tax	972	936
Prepaid expenses	636	133
Loans granted	393	588
Guarantee deposits (i)	341	375
Guarantee deposits re. securitization programs (Note 7.a))	188	999
Allowance for mortgage receivable	(2,208)	(2,208)
Deferred tax allowance	(9,974)	(5,855)
Imputed interest of non-current receivables	(14,915)	(17,509)
Others	1,257	1,836

Total	131,439	152,894

Total other receivables and prepaid expenses, net	192,970	226,466

(i)	It includes restricted funds. (See Note 7.a) to the Unaudited Basic Financial Statements and Note 7.d)).

e) Inventory:

	12.31.09	06.30.09
Current
Resale merchandise	579	715

Total	579	715

Non-current
Units under construction (Note 8.d) to the Unaudited Basic Financial Statements)	11,023	11,023
Others	8	8

Total	11,031	11,031

Total inventory	11,610	11,746

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

f) Fixed assets, net:

	12.31.09	06.30.09
Properties:
Shopping Centers:
Dot Baires (i)	519,790	506,568
Abasto	162,005	166,763
Alto Palermo	145,562	156,549
Patio Bullrich	92,319	95,866
Mendoza Plaza	82,338	84,740
Alto Avellaneda	77,701	83,905
Alto Rosario	79,636	80,844
Paseo Alcorta	72,126	74,003
Córdoba Shopping - Villa Cabrera	64,759	66,872
Alto NOA	22,464	23,047
Buenos Aires Design	9,934	11,184
Other properties	18,868	18,913
Neuquén Project (Note 9.a))	9,488	9,488
Facilities	81,548	86,933
Suppliers advances (Note 8.b) to the Unaudited Basic Financial Statements)	31,354	27,252
Furniture, fixture and equipment	14,129	16,404
Leasehold improvements	3,557	5,044
Software	3,802	4,223
Computer equipment	2,917	3,555
Vehicles	23	25
Work in progress:
Dot Baires	55,568	51,283
Shopping centers improvements	8,863	7,965
Tarshop	263	297

Total fixed assets, net	1,559,014	1,581,723

(i)	As of December 31, 2009 and June 30, 2009 includes financial costs of Ps. 96,710 and Ps. 96,391, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

g) Intangible assets, net:

	12.31.09	06.30.09
Preoperating expenses	24,679	14,390
Customer relationships (Note 8.a.i))	641	670
Trademarks (Note 8.a.i))	443	454

Total intangible assets, net	25,763	15,514

h) Goodwill, net:

	12.31.09	06.30.09
- Arcos del Gourmet S.A. (i)	20,873	—
- Conil S.A. (ii)	506	—
- Fibesa S.A.	1,369	2,395
- Tarshop S.A.	6,588	6,897
- Emprendimiento Recoleta S.A.	(299)	(336)
- Mendoza Plaza Shopping S.A.	(5,825)	(5,988)
- Empalme S.A.I.C.F.A. y G.	(8,766)	(9,084)

Total Goodwill, net	14,446	(6,116)

(i)	See Note 8.a) to the Unaudited Basic Financial Statements.
(ii)	See Note 8.l) to the Unaudited Basic Financial Statements.

i) Trade accounts payable:

	12.31.09	06.30.09
Current

Suppliers	149,035	113,233
Accruals	57,598	74,178
Related parties (Note 5)	9,669	20,614
Others	169	5,690

Total	216,471	213,715

Non-current
Related parties (Note 5)	10,381	8,438
Suppliers	120	246
Shareholders of related companies	12,167	10,997

Total	22,668	19,681

Total trade accounts payable	239,139	233,396

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

j) Short-term and long-term debt:

	12.31.09	06.30.09
Current
- Banks
Overdrafts	30,681	81,807
Banco Nación	30,000	30,000
Banco Ciudad	9,500	15,000
Standard Bank Argentina S.A. (Note 7.c))	6,800	13,958
Banco BNP Paribas	2,500	5,500
Interest payable to credit card trust	2,419	4,867
Banco Itaú Buen Ayre S.A. (Note 7.c))	3,720	3,999
Banco de Servicios y Transacciones S.A.	1,783	3,733
Accrued bank interests (Note 7.c))	473	1,698
Banco CMF S.A.	—	3,000
Banco Supervielle S.A.	—	1,380
Nuevo Banco Industrial de Azul S.A.	—	2,600

Subtotal	87,876	167,542

- Financial
Non-Convertible Notes (Note 5)	39,766	39,759
Mortgage loans for acquisition of Beruti plot of land (Note 8.e) to the Unaudited Basic Financial Statements)	16,620	15,626
Seller financing - Arcos del Gourmet S.A. (Note 8.a) to the Unaudited Basic Financial Statements)	10,669	—
Accrued interest on Convertible Notes (Note 5)	8,064	7,959
Accrued interest on Non-Convertible Notes (Note 5)	6,323	5,456
Seller financing - Conil S.A. (Note 8.l) to the Unaudited Basic Financial Statements)	570	—
Deferred debt costs	(1,280)	(833)
Others	217	315

Subtotal	80,949	68,282

Total	168,825	235,824

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	12.31.09	06.30.09
Non-current
- Financial
Non-Convertible Notes (Note 5)	565,359	516,191
Convertible Notes (Note 5)	179,466	179,324
Seller financing - Arcos del Gourmet S.A. (Note 8.a) to the Unaudited Basic Financial Statements)	3,357	—
Deferred debt costs	(3,562)	(3,539)
Others	52	158

Subtotal	744,672	692,134

Total	744,672	692,134

Total short-term and long-term debt	913,497	927,958

k) Salaries and social security payable:

	12.31.09	06.30.09
Provision for annual complementary salary, vacation, bonuses and others	13,630	18,446
Social security payable	4,416	4,760
Salaries payable	195	183
Others	223	468

Total salaries and social security payable	18,464	23,857

l) Taxes payable:

	12.31.09	06.30.09
Current
Value Added Tax (VAT) payable, net	41,502	38,454
Income tax, net	20,676	9,672
Other taxes payable	3,195	2,942
Other tax withholdings	3,073	2,754
Gross revenue tax withholdings	2,718	1,586
MPIT	2,137	11,102
Provision for gross revenue tax	1,658	1,924
Tax amnesty plan for income tax payable	1,459	1,358
Income tax withholdings	634	1,453
Provision for tax on personal assets of Shareholders	466	418
Tax amnesty plan for gross revenue tax payable	321	309
Tax payment facilities plan for income tax payable	—	21,819
Tax payment facilities plan for Value Added Tax (VAT) payable	—	31,437
Tax payment facilities plan for MPIT	—	318

Total	77,839	125,546

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

	12.31.09	06.30.09
Non-current
Deferred income tax	22,289	34,939
Tax amnesty plan for income tax payable	19,950	20,704
Tax amnesty plan for municipality taxes payable	2,447	—
Tax amnesty plan for gross revenue tax payable	1,138	1,301
MPIT	—	8

Total	45,824	56,952

Total taxes payable	123,663	182,498

m) Customer advances:

	12.31.09	06.30.09
Current
Admission rights	49,762	45,392
Lease and pass-through expenses advances (i) (Note 17.a) to the Unaudited Basic Financial Statements)	25,477	19,878
Customer advances	7,461	8,635
Guarantee deposits	2,220	2,816
Relates parties (Note 5)	98	—

Total	85,018	76,721

Non-current
Admission rights	62,673	60,626
Lease and pass-through expenses advances (i) (Note 17.a) to the Unaudited Basic Financial Statements)	31,558	32,902

Total	94,231	93,528

Total customer advances	179,249	170,249

(i)	As of December 31, 2009 and June 30, 2009 it includes payment advances of Ps. 10,741 and Ps. 8,122, respectively, from Wal-Mart Argentina S.R.L. in the context of a rent contract entered into with Panamerican Mall S.A., for a 30 years’ term.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

n) Other liabilities:

	12.31.09	06.30.09
Current
Advance for sale of Tarshop S.A.’s shares (Note 8.a.ii))	20,422	—
Related Parties (Note 5)	2,825	—
Contributed leasehold improvements (Note 17.b) to the Unaudited Basic Financial Statements)	470	470
Withholdings and guarantee deposits	433	421
Below market leases	55	4
Accrual for Directors’ fees net of advances (Note 5)	—	1,836
Hedge operations (Note 5)	—	243
Others	641	744

Total	24,846	3,718

Non-current
Debt with shareholders of related companies	—	4,781
Contributed leasehold improvements (Note 17.b) to the Unaudited Basic Financial Statements)	9,729	9,964
Below market leases	102	169
Directors’ guarantee deposits (Note 5)	12	12

Total	9,843	14,926

Total Other liabilities	34,689	18,644

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	(Continued)

o) Provisions:

	12.31.09	06.30.09
Current
Provision for contingencies	1,466	1,004

Total	1,466	1,004

Non-current
Provision for contingencies	6,906	5,492

Total	6,906	5,492

Total Provisions	8,372	6,496

p) Other income (expenses), net:

	12.31.09	12.31.08
Recovery of provisions	37	142
Recovery of contingencies, net	65	14
Tax on personal assets of Shareholders (Note 5)	(202)	(274)
Charge of provision for donations (Note 5)	(311)	(120)
Net loss from sales of assets	(201)	—
Reversal of fixed assets	(636)	—
Others	(737)	694

Total other income (expenses), net	(1,985)	456

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the periods ended		Balance receivable (payable) as of
			12.31.2009	12.31.2008	12.31.2009	06.30.2009
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivable and prepaid expenses	—	—	—	6,580
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(14,230)	(19,593)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current trade accounts payable	—	—	(6,766)	(13,672)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Convertible Notes	—	—	(5,419)	(5,349)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Convertible Notes	—	—	(120,605)	(120,510)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services - Salaries and bonuses	193	(1,609)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt Non-Convertible Notes	—	—	(15,134)	(15,134)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt Non-Convertible Notes	—	—	(170,578)	(177,103)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current accounts receivable	—	—	1,231	3,896
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current customer advances	—	—	(59)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Leases	(1,794)	—	—	—
Parque Arauco S.A.	Shareholder	Short-term debt Convertible Notes	—	—	(2,642)	(2,609)
Parque Arauco S.A.	Shareholder	Long-term debt Convertible Notes	—	—	(58,795)	(58,749)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(2,976)	(9,262)	—	—
Other Shareholders	Shareholder	Other income (expenses), net - Tax on personal assets of shareholders	(202)	(274)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Comercializadora Los Altos S.A.	Subsidiary of Alto Palermo S.A. from October 1st, 2007 and merged into Fibesa S.A. as from July 1st, 2009	Administration fees	—	21	—	—
Metroshop S.A.	Equity investee of Tarshop S.A.	Other current receivable and prepaid expenses	—	—	2,265	2,265
Metroshop S.A.	Equity investee of Tarshop S.A.	Other non-current receivable and prepaid expenses	—	—	25,027	22,509
Metroshop S.A.	Equity investee of Tarshop S.A.	Non-current trade accounts payable	—	—	(10,381)	(8,438)
	OTHER RELATED PARTIES
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	23	51
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	41

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the periods ended		Balance receivable (payable) as of
			12.31.2009	12.31.2008	12.31.2009	06.30.2009
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	—	(2,827)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	—	(1,505)	—	—
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivables	—	—	956	4,329
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(2,357)	(3,661)
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interests and exchange differences with related parties	(753)	(193)	—	—
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(1,850)	272	—	—
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Non-Convertible Notes	—	—	(208)	(208)
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Non-Convertible Notes	—	—	(19,000)	(18,985)
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities- Hedge operations	—	—	—	(243)
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,825)	—
Cresud S.A.C.I.F. y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Hedge operations	(2,582)	—	—	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current account receivables	—	—	4	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(9)	(6)
Solares de Santa Maria S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1	—
IRSA Internacional LLC	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivable and prepaid expenses	—	—	47	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current trade accounts payable	—	—	(315)	(183)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Fees for services	(1,171)	(799)	—	—
Loans to personnel	Employees	Other current receivable and prepaid expenses	—	—	1,062	1,109
Loans to personnel	Employees	Interest income	55	55	—	—
Directors	Directors	Short-term debt - Convertible Notes	—	—	(3)	(1)
Directors	Directors	Long-term debt - Convertible Notes	—	—	(66)	(65)
Directors	Directors	Interests and exchange differences with related parties	(3)	(10)	—	—
Directors	Directors	Other current receivable and prepaid expenses	—	—	1,396	—
Directors	Directors	Other current liabilities	—	—	—	(1,836)
Directors	Directors	Other non-current liabilities	—	—	(12)	(12)
Directors	Directors	Administration expenses - Directors’ fees	(5,670)	(10,504)	—	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	Relation	Description of transaction/caption	Income (expense) included in the statement of income for the periods ended		Balance receivable (payable) as of
			12.31.2009	12.31.2008	12.31.2009	06.30.2009
Directors and management	Directors	Other current receivable and prepaid expenses	—	—		27
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other income (expenses), net- Donations	(311)	(120)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	5	4
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current investments	—	—	921	633
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	131	5
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(5)	(5)
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	966	792
Consorcio de Propietarios Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	10
Consorcio de Propietarios Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(1)	(1)
Consultores Assets Management S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	3	3
Consultores Assets Management S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade account payable	—	—	(5)	(5)
Cactus S.A.	Equity investee of Cresud S.A.C.I.F. y A.	Current accounts receivable	—	—	13	13
Cactus S.A.	Equity investee of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(3)	(3)
Agropecuaria Anta S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(1)	(1)
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(6)	(6)
Futuros y Opciones.Com S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current accounts receivable	—	—	5	5
Cyrsa S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	285	123
Cyrsa S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(200)	(200)
Cyrsa S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current customer advances	—	—	(39)	—
Rummaalá S.A.	Equity Investee of IRSA Inversiones y Representaciones Sociedad Anónima (merged into Cyrsa S.A. as from October 1st, 2009)	Current accounts receivable	—	—	—	1
Hoteles Argentinos S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(1)	(43)
Inversiones Ganaderas S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	—	(1)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	SEGMENT INFORMATION

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 12.31.09	Total as of 12.31.08
Revenues	254,421	111,699	—	366,120	(2,206)	363,914	326,811
Costs	(74,299)	(51,700)	—	(125,999)	3,668	(122,331)	(134,330)

Total gross profit as of 12.31.09	180,122	59,999	—	240,121	1,462	241,583	—

Total gross profit as of 12.31.08	142,439	46,567	2,500	191,506	975	—	192,481

Expenses:
Selling expenses	(18,968)	(55,287)	(23)	(74,278)	—	(74,278)	(113,121)
Administrative expenses	(20,841)	(16,728)	(13)	(37,582)	—	(37,582)	(44,183)
Net income (loss) from retained interest in securitized receivables	—	26,105	—	26,105	—	26,105	(42,231)

Operating income (loss) 12.31.09	140,313	14,089	(36)	154,366	1,462	155,828	—

Operating income (loss) 12.31.08	102,558	(113,017)	2,430	(8,029)	975	—	(7,054)

Amortization of goodwill, net	(510)	(308)	—	(818)	—	(818)	(509)
Financial results, net	(39,296)	508	(27)	(38,815)	(1,462)	(40,277)	(50,578)
Other income (expenses), net	(1,137)	(854)	6	(1,985)	—	(1,985)	456

Income (loss) before taxes and minority interest 12.31.09	99,370	13,435	(57)	112,748	—	112,748	—

Income (loss) before taxes and minority interest 12.31.08	52,007	(112,198)	2,506	(57,685)	—	—	(57,685)

Income tax expense	(35,843)	(2,548)	20	(38,371)	—	(38,371)	13,202
Minority interest	(2,910)	(157)	—	(3,067)	—	(3,067)	12,268

Net income (loss) 12.31.09	60,617	10,730	(37)	71,310	—	71,310	—

Net income (loss) 12.31.08	23,755	(57,601)	1,631	(32,215)	—	—	(32,215)

	Leases and services	Consumer financing	Other	Total	Eliminations	Total as of 12.31.09	Total as of 06.30.09
Depreciation and amortization 12.31.09 - 6 months	57,332	2,960	—	60,292	—	60,292	—

Depreciation and amortization 06.30.09 - 12 months	89,150	5,575	—	94,725	—	—	94,725

Acquisition of fixed assets and intangible assets 12.31.09 - 6 months	52,293	1,402	—	53,695	—	53,695	—

Acquisition of fixed assets and intangible assets 06.30.09 - 12 months	414,498	4,539	—	419,037	—	—	419,037

Operating assets as of 12.31.09	1,859,822	181,509	703	2,042,034	947	2,042,981	—

Operating assets as of 06.30.09	1,888,916	153,892	519	2,043,327	773	—	2,044,100

Non operating assets as of 12.31.09	128,706	185,939	—	314,645	72,062	386,707	—

Non operating assets as of 06.30.09	158,408	189,943	—	348,351	59,064	—	407,415

Total assets as of 12.31.09	1,988,528	367,448	703	2,356,679	73,009	2,429,688	—

Total assets as of 06.30.09	2,047,324	343,835	519	2,391,678	59,837	—	2,451,515

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are: Leases and services, Consumer Financing and Others.

A general description of each segment follows:

•	Leases and services: This segment includes the results of the Company’s shopping centers.

•	Consumer financing segment: This segment manages the Company’s portfolio of credit card and personal loans accounts issued by Tarshop.

•	Others: This segment includes the results of the Company’s construction and/or barter transaction and ultimate sale of residential buildings business.

All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

NOTE 7:	RESTRICTED ASSETS

a)	Guarantee deposits re. securitization programs account includes the contingency and expenses funds of financial trust as credit protection for investors that as of December 31, 2009 amounted to Ps. 4,392. They are restricted availability credits until settlement in accordance with the respective prospectus.

b)	Other current investments account includes BONTE 2006 bonds for Ps. 34, which are deposited as rental guarantee.

c)	As of December 31, 2009, Tarshop S.A. has granted a pledge over Certificates of Participation related to the Fideicomisos Financieros Tarjeta Shopping, (“CP”) according to the following detail:

•	To Standard Bank Argentina S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XLII, XLIV, XLVI and XLVIII (loan for Ps. 6,909).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7:	(Continued)

•	To Banco Itaú Buen Ayre S.A., CP related to the Fideicomisos Financieros Tarjeta Shopping Series XXXIX and XL (loan for Ps. 3,722).

d)	Tarshop S.A. has granted cash as guarantee for leases, related to the stores where its branches operate, which are included in Other receivables and prepaid expenses for an amount of Ps. 411.

NOTE 8:	ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a) Tarshop S.A.

(i) Capital increase and capital contributions to Tarshop S.A.

During the course of fiscal year 2009 and due to the international financial context, Alto Palermo S.A. reviewed the general and specific economic prospects for the Tarshop S.A.’s business, taking various measures, all of which tend to strengthen the business upon the prevailing economic conditions.

To meet the growing volatility in the international financial context and provide Tarshop S.A. with a capital base according to the prevailing market conditions, during the first quarter of fiscal year 2009, Alto Palermo S.A. decided to participate in a capital increase in Tarshop S.A. for up to the amount of Ps. 60,000, increasing its equity interest in Tarshop S.A. from 80% to 93.439%.

During the second quarter of fiscal year 2009, Alto Palermo S.A. provided financial assistance to Tarshop S.A. for Ps. 105,000 then accepted as irrevocable capital contributions. The capitalization of such irrevocable capital contributions and the capital increase were decided by Tarshop S.A.’s Extraordinary Shareholders’ Meeting held on October 30, 2009. After this capitalization, the interest in such company stood at 98.5878%.

(ii) Agreement to sell the equity interest in Tarshop S.A.

On December 22, 2009, the Company reported the approval by its Board of Directors of the sale, assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

The sale price was established at the total and definitive amount of USD 26.8 million and the Company granted to Banco Hipotecario S.A. the indemnities that are usual in this type of transaction.

In this line of thought, on December 29, 2009, the contractual documents related to the sale of the 80% of Tarshop S.A.’s capital stock to Banco Hipotecario S.A. were subscribed.

It must be noted that the transaction is subject to the authorization and/or approval of the Central Bank of Argentina, under its function of enforcement agency in accordance with current regulations.

Upon executing the agreement, USD 5.4 million was received as prepayment, disclosed in “Other Liabilities” and the remaining balance of USD 21.4 million will be collected 5 working days after the Central Bank of Argentina notifies about the authorization, even with conditions to the transaction, whereupon price adjustments considered in the agreement and compliance with other conditions precedent will be taken into account, among which we may underscore the guarantee assumed by Alto Palermo S.A. in connection with the collectability of certain receivables that Tarshop S.A. carries with its subsidiary.

Subsequently, during January 2010 and related to the restructure operation of its interest in Tarshop S.A., the Company acquired the minority interest (1.4122%) property of the minority shareholder for USD 0.54 million, thus consolidating what its 20% interest will be as regards Tarshop S.A.’s capital stock in the event the previously mentioned Central Bank of Argentina approval is registered.

b) Merger between Shopping Alto Palermo S.A., Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

Shopping Alto Palermo S.A.’s Extraordinary and Unanimous Shareholders’ Meeting held on February 16, 2009, resolved the merger of such company with Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A. y G.

As from July 1st, 2009 Shopping Alto Palermo S.A. merged into the Company (see Note 8.h) to the Unaudited Basic Financial Statements).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	SIGNIFICANT EVENTS

a) Neuquen Project

The main asset of Shopping Neuquén S.A. is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, appartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built. Such agreement was subject to two conditions, both already complied with, consisting in the ratification of the agreement by means of an ordinance of the legislative body of the Municipality of Neuquén, and that the new architectonic project and the extension of the environmental impact research submitted were approved by such Municipality.

Such agreement concluded the case styled “Shopping Neuquén S.A. vs. Municipality of Neuquén in re.: administrative procedural action” pending before the High Court of Neuquén where only Municipality lawyers’ fees are pending payment, which will be borne by Shopping Neuquén S.A. Such fees are booked in the provisions account (Note 4.o).

After having obtained the approval, the Company had a 150 days’ term to submit the drafts of the architectonic project, such term maturing on February 17, 2008. However, such drafts presentation took place prior to the referred date. As regards filing thereof, the Municipality of Neuquén made some comments as to feasible solution to the project. Considering these comments an additional term was formally requested to file the new project.

On June 12, 2009, the Company and the Municipality of Neuquén executed a new agreement by which the Company committed itself to presenting a new road project and to making those amendments that may be necessary to the general project. On October 19, 2009, the respective amendments to the previously mentioned projects were filed. Subsequently, the Municipality of Neuquén made some remarks to them, which were duly replied. Finally, on January 18, 2010, the Municipality of Neuquén requested changes to the plans filed, granting a 30-day term to be filed. Once these are filed and approved by the Municipality, the term established to commence the works starts to run. Such term will be of 90 running days as from such approval.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

The first work stage (that contemplates the construction of a shopping mall and a hypermarket) should be completed at a maximum 22 month terms starting upon beginning construction. In the case of failing to comply the conditions established in the agreement, the Municipality of Neuquén is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the premises where the shopping mall and/or hypermarket will be built, based on the condition of the real estate development in which the noncompliance has taken place.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. USD 119 for the sale price of a plot of land of about 4,332 square meters located in the whereabouts but which is not a part of the plot of land where the shopping center will be built, under the negotiations held with the Municipality of Neuquén.

b) Tarshop credit card receivables securitization program

Tarshop S.A. has ongoing revolving year securitization programs through which Tarshop, transfers a portion of its customer credit card receivable balances to trusts, that issues certificates to public and private investors.

Under the securitization programs, Trusts may issue two types of certificates representing undivided interests in the Trust - Títulos de Deuda Fiduciaria (“TDF”) and Certificates of Participation (“CP”), which represent debt and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased, (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

In consideration of the credits transferred to the Trusts, which have been eliminated from Tarshop balance sheet, Tarshop S.A. receives cash (arising from the placement of the debt securities by the Trusts) and the participation certificates issued by the Trusts. The latter are recorded at their values calculated by the equity method of accounting at the closing of the period/year, net of the corresponding allowances for impairment, if applicable, on the basis of the financial statements issued by the Trusts.

Under this Securitization Program, Tarshop S.A. transferred to the Financial Trusts the total amount of Ps. 262,078 during the period ended December 31, 2009 of credits receivable originated in the use of its clients’ credit cards and personal loans carrying promissory notes. Consequently, TDF coupon zero for Ps.13,500, TDF Series “A” for Ps. 203,606 and CP Series “C” for Ps. 44,972 were issued.

Tarshop acquired all the CP Series “C” in an amount equal to its nominal value, and all the remaining TDF and CP were placed to investors through a public offering in Argentina, except for the TDF Series “B” corresponding to Financial Trust Series XXXIX, XL, XLVII, XLIX, L and TDF Series “C” of the Series XLVII, part of which Tarshop S.A. maintains in its portfolio. Cash reserves for losses in the amount of Ps. 4,392 have been made as credit protection for investors.

NOTE 10:	EARNINGS (LOSS) PER SHARE

Below is reconciliation between the weighted-average number of ordinary shares outstanding and the weighted-average number of diluted ordinary shares. The latter has been determined assuming the number of additional ordinary shares that would have been outstanding if the holders had exercised their right to convert Convertible Notes into ordinary shares at the beginning of the year.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 10:	(Continued)

	12.31.09 (in thousands)	12.31.08 (in thousands)
Weighted-average outstanding shares	782,064	782,064
Weighted-average diluted ordinary shares	2,575,309	2,210,709

Below is a reconciliation between net income (loss) for the periods and the net income (loss) used as basis for calculation of the basic and diluted earnings (loss) per share.

	12.31.09	12.31.08

Net income (loss) for calculation of basic earnings (loss) per share	71,310	(32,215)
Interest - Convertible Notes	9,084	8,058
Foreign currency exchange loss on Convertible Notes	130	20,214
Income tax	(3,225)	(9,895)

Net income (loss) for calculation of diluted earnings per share	77,299	(13,838)

Basic net earnings (loss) per share	0.0912	(0.041)
Diluted net earnings (loss) per share	0.0300	(0.006)

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of December 31 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.09 (Notes 1 and 2)	06.30.09 (Notes 1 and 2)
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a)	5,517	7,648
Other investments, net (Schedules D and I)	6,308	21,800
Accounts receivable, net (Note 3.b and Schedule I)	164,564	106,297
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	49,051	60,948
Inventory (Note 3.d)	354	285

Total Current Assets	225,794	196,978

NON-CURRENT ASSETS
Accounts receivable, net (Note 3.b and Schedule I)	972	926
Other receivables and prepaid expenses, net (Note 3.c and Schedule I)	2,055	15,385
Inventory (Note 3.d)	11,023	11,023
Equity investments, net (Schedule C)	739,455	919,327
Other investments, net (Schedule D)	153,954	155,457
Fixed assets, net (Schedule A)	879,705	596,306
Intangible assets, net (Schedule B)	13	23

Subtotal Non-Current Assets	1,787,177	1,698,447

Negative goodwill (Note 3.e)	(14,591)	—

Total Non-Current Assets	1,772,586	1,698,447

Total Assets	1,998,380	1,895,425

	12.31.09 (Notes 1 and 2)	06.30.09 (Notes 1 and 2)
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Schedule I)	43,288	45,592
Short-term debt (Note 3.g and Schedule I)	151,438	196,175
Salaries and social security payable (Note 3.h and Schedule I)	9,861	12,749
Taxes payable (Note 3.i and Schedule I)	31,894	51,435
Customer advances (Note 3.j and Schedule I)	68,640	41,165
Other liabilities (Note 3.k and Schedule I)	24,978	2,278

Total Current liabilities	330,099	349,394

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.f and Schedule I)	110	—
Long-term debt (Note 3.g and Schedule I)	756,620	691,976
Taxes payable (Note 3.i and Schedule I)	35,822	35,503
Customer advances (Note 3.j and Schedule I)	67,843	34,455
Other liabilities (Note 3.k and Schedule I)	20,524	15,575

Total debts	880,919	777,509

Provisions (Note 3.l and Schedules E and I)	6,194	2,664

Total Non-Current Liabilities	887,113	780,173

Total Liabilities	1,217,212	1,129,567

SHAREHOLDERS’ EQUITY (per related statement)	781,168	765,858

Total Liabilities and Shareholders’ Equity	1,998,380	1,895,425

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Income

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.09 (Notes 1 and 2)	12.31.08 (Notes 1 and 2)
Revenues:
Leases and services	205,023	117,566
Others	—	7,963

Total revenues	205,023	125,529

Costs:
Leases and services (Schedule H)	(54,125)	(30,374)
Others (Schedule F)	—	(5,463)

Total costs	(54,125)	(35,837)

Gross result:
Leases and services	150,898	87,192
Others	—	2,500

Total gross result	150,898	89,692

Selling expenses (Schedule H)	(9,926)	(6,204)
Administrative expenses (Schedule H)	(17,749)	(17,513)

Subtotal expenses	(27,675)	(23,717)

Operating income	123,223	65,975

Net income (loss) on equity investees (Note 6)	19,082	(33,730)

Amortization of negative goodwill	481	—

Financial gain (loss) generated by assets:
Interest income from related parties (Note 5)	1,310	945
Interest income from past-due receivables	3,411	1,366
Other interest	513	492
Mortgage loans interest Torres de Abasto	30	—
Results from financial investments	4,307	(6,168)
Gain from hedge operations	—	8,970
Foreign currency exchange gain	168	4,696
Holding gain	—	82

Subtotal	9,739	10,383

Financial gain (loss) generated by liabilities:
Interest and exchange differences with related parties (Note 5)	(18,993)	(29,742)
Interest expense	(23,861)	(18,888)
Loss from hedge operations (Notes 5 and 11)	(2,582)	—
Gain from repurchase of Non-Convertible Notes	—	13,202
Foreign currency exchange loss	(426)	(27,958)
Interest on taxes payable	(7,433)	(172)
Other interest	(9)	(31)

Subtotal	(53,304)	(63,589)

Total financial results, net	(43,565)	(53,206)

Other income (expenses), net (Note 3.m)	(704)	(308)

Income (loss) before taxes	98,517	(21,269)

Income tax expense (Note 12)	(27,207)	(10,946)

Net income (loss) for the period	71,310	(32,215)

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Items	Shareholders’ contributions				Appraisal revaluation (Note 2.7)	Reserve for new developments	Reserve to free availability	Legal reserve (Note 13)	Retained earnings	Total as of 12.31.09	Total as of 12.31.08
	Common stock (Note 4)	Inflation adjustment of common stock	Additional paid-in-capital	Total
Balances as of the beginning of the year	78,206	84,621	522,805	685,632	3,953	62,509	15,734	20,090	(22,060)	765,858	848,156
Dividends distribution - Shareholders meeting as of 10.31.08	—	—	—	—	—	—	—	—	—	—	(60,238)
Dividends distribution - Shareholders meeting as of 10.29.09	—	—	—	—	—	(56,000)	—	—	—	(56,000)	—
Loss absorption - Shareholders meeting as of 10.29.09	—	—	—	—	—	(6,326)	(15,734)	—	22,060	—	—
Net income (loss) for the period	—	—	—	—	—	—	—	—	71,310	71,310	(32,215)

Balances as of 12.31.09	78,206	84,621	522,805	685,632	3,953	183	—	20,090	71,310	781,168	—

Balances as of 12.31.08	78,206	84,621	522,805	685,632	3,953	62,509	15,734	20,090	(32,215)	—	755,703

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.09 (Notes 1 and 2)	12.31.08 (Notes 1 and 2)
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents as of the beginning of the year	15,353	171,036
Cash and cash equivalents as of the end of the period	11,387	10,462

Decrease in cash and cash equivalents	(3,966)	(160,574)

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss) for the period	71,310	(32,215)
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Financial results	1,061	38,111
Income from barter transaction	—	(2,867)
Depreciation of fixed assets	40,607	22,810
Amortization of intangible assets	10	22
Charge of provision for contingencies	1,732	367
Amortization of negative goodwill	(481)	—
Loss on fixed assets retired	245	6
Reversal of impairment losses	—	(82)
Provision for tax on personal assets of shareholders	202	274
(Income) loss on equity investees	(19,082)	33,730
Loss (income) from hedge operations	2,582	(7,275)
Allowance for doubtful accounts	3,053	1,989
Income tax	27,207	10,946
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisition:
Increase in accounts receivable	(26,957)	(17,458)
Decrease in other receivables and prepaid expenses	24,277	13,254
Decrease in inventory	185	259
(Decrease) Increase in trade accounts payable	(5,896)	3,273
Increase in customer advances	13,423	1,120
Decrease in salaries and social security payable	(5,076)	(6,846)
Decrease in taxes payable	(80,686)	(1,784)
Increase (Decrease) in other liabilities	17,933	(24,874)
Decrease in provisions	(327)	(171)
Decrease in accrued interest	(7,184)	(12,042)

Net cash provided by operating activities	58,138	20,547

Saúl Zang
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued) (1)

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.09 (Notes 1 and 2)	12.31.08 (Notes 1 and 2)
CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease (Increase) in investments	15,615	(14,115)
Acquisition of undeveloped parcels of land and other real estate	(751)	(1,334)
Acquisition of fixed assets	(5,267)	(12,920)
Acquisition of subsidiary companies, net of cash acquired	(8,608)	—
Irrevocable contributions in related parties	(19,695)	(96,956)
Common stock, additional paid-in-capital and irrevocable contributions (Tarshop S.A.)	—	(165,000)
Receivables granted to related parties	(250)	—
Collection of receivables from related parties	6,580	3,600
Loans granted to third parties	—	(970)
Increase in cash from merger	3,592	—
Dividends collected	—	48,700

Net cash used in investing activities	(8,784)	(238,995)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of Non-Convertible Notes, net	79,782	—
Payment of Non-Convertible Notes	(22,003)	—
Cash paid for repurchase of Non-Convertible Notes	—	(12,764)
Payment of seller financing of Mendoza Plaza Shopping S.A.	—	(9,090)
Payment of seller financing of Empalme S.A.I.C.F.A. y G.	—	(6,489)
Payment of loans granted by related parties	(1,027)	—
Proceeds from related parties loans	2,500	49,965
Proceeds from short-term bank loans	39,500	5,500
Payment of loans	(45,000)	—
(Payment of) proceeds from short-term bank loans	(51,072)	90,990
Payment of dividends	(56,000)	(60,238)

Net cash (used in) provided by financing activities	(53,320)	57,874

NET DECREASE IN CASH AND CASH EQUIVALENTS	(3,966)	(160,574)

(1)	Includes cash and banks and investments (with a realization term not exceeding three months). See note 2.5.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Saúl Zang
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

	12.31.09	12.31.08
Supplemental cash flow information
Cash paid during the period for:
- Interest	36,617	37,662
- Income tax	7,444	1,628

Non-cash activities:
- Decrease in equity investments through a decrease in other liabilities (offsetting of dividends)	6,782	—
- Increase in taxes payable through an increase in equity investments	8,141	—
- Decrease in equity investments through an increase in fixed assets	27,919	—
- Increase in other liabilities through an increase in equity investments	106	—
- Increase in goodwill through an increase in equity investments	12,563	—
- Offsetting of related parties accounts receivable and payable	—	72
- Dividends distribution from subsidiaries, not yet collected	1,342	48
- Increase in other receivables and prepaid expenses through a decrease in other liabilities	—	11,956
- Increase in inventory through a decrease in other non-current investments	—	4,777
- Decrease in other non-current investments through an increase in equity investments	2,254	—
- Increase in equity investments through an increase in short-term and long-term debt	14,568	—

	12.31.09	12.31.08
Merger of subsidiary
- Other investments	(1,958)	—
- Accounts receivable	(34,409)	—
- Inventory	(254)	—
- Other receivables and prepaid expenses	(2,230)	—
- Equity investments	(915)	—
- Fixed assets	(291,065)	—
- Goodwill	2,509	—
- Trade accounts payable	3,702	—
- Customer advances	47,440	—
- Salaries and social security payable	2,188	—
- Taxes payable	33,347	—
- Other liabilities	11,515	—
- Provisions	2,125	—

- Net asset value incorporated by merger not affecting cash	(228,005)	—

- Increase in cash from the merger	(3,592)	—

- Net asset value incorporated by merger	(231,597)	—

- Equity method prior to merger	231,597	—

- Value incorporated by merger	—	—

Saúl Zang
Executive Vice-President acting as President

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 1:	PREPARATION OF THE UNAUDITED FINANCIAL STATEMENTS

These unaudited financial statements are stated in thousands of pesos and have been prepared in accordance with accounting disclosure and valuation standards contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, and in accordance with the resolutions issued by the National Securities Commission.

Financial Statements corresponding to the six-month periods ended December 31, 2009 and 2008 have not been audited. The management believes they include all necessary settlements to fairly present the results of each period. Results for the six-month periods ended December 31, 2009 and 2008 do not necessarily reflect proportionally the Company’s results for the complete fiscal years.

Comparative information

The comparative information at June 30, 2009 and December 31, 2008 included in these unaudited financial statements arise from the financial statements as of such dates. Certain reclassifications of prior year information have been made to conform to the current period presentation.

As mentioned in Note 8.h), the merger between the Company and Shopping Alto Palermo S.A. has become effective for accounting purposes on July 1st, 2009. Due to the abovementioned, the balance sheet amounts as of December 31, 2009, are disclosed in a merged manner. Likewise, the Statement of Income includes income and expenses merged as from July 1st, 2009.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1. Recognition of the effects of inflation

The financial statements have been prepared in constant Argentine pesos, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements was discontinued until December 31, 2001. As from January 1st, 2002, in accordance with professional accounting standards,

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE :	(Continued)

recognition of the effects of inflation in these unaudited financial statements was reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 were stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for fiscal years ended as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1st, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through September 30, 2003. However, due to the low level of inflation rates during the period from March to September 2003, this deviation has not had a material effect on the financial statements taken as a whole.

The rate used for restatement of items in these financial statements until February 28, 2003 was the domestic whole revenue price index published by the National Institute of Statistic and Census.

2. Use of estimates

The preparation of unaudited financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. The Management makes estimations to calculate at a certain moment, for example, the allowance for doubtful accounts, depreciation and amortization, the current value of the assets and liabilities acquired in business combinations, the recoverable value of assets, the income tax charge and the provision for contingencies. Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

3. Revenue recognition

3.1. Revenues from admission rights, leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized on the accrued criteria.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, the Company charges its tenants a monthly administration fee related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers’ operations. The administration fee is prorated among the tenants according to their leases, which varies from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements.

3.2. Revenues and development properties

The Company records revenue from the sale of properties when all of the following criteria are met:

1.	The sale has been consummated.

2.	Sufficient evidence exists to demonstrate the buyer’s payment ability and intention.

3.	The Company’s receivable is not subject to future subordination.

4.	The Company has transferred the property to the buyer.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

4. Cash and banks

Cash on hand was computed at nominal value.

5. Investments

5.1. Current investments

Mutual funds have been valued at quotation value at period/year - end.

Time deposits have been valued at the sum of money delivered at the time of the transaction plus the financial income earned in accordance with the internal rate of return defined at that time.

Government bonds and mortgage bonds have been valued at quotation value at period/year - end.

For the purposes of disclosing the Unaudited Statement of Cash Flows, the Company considers all liquid investments originally maturing in or before three months as cash equivalents.

See the breakdown of current investments in Schedule D.

5.2. Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method based on the financial statements issued by such companies. Furthermore, it includes the higher price paid for the purchase of the shares and the goodwill originated in the various acquisitions of companies. See the breakdown of non-current investments in Schedule C.

The accounting standards used by the controlled companies to prepare its financial statements are the same that the Company uses.

The values thus obtained do not exceed their respective recoverable values estimated at period/year - end.

The significant acquisitions of companies are booked under the “acquisition method” as established by Technical Resolution No. 18 and No. 21. This involves the identification and determination of current values of assets and liabilities acquired, which requires complex judgments and significant estimates.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

As mentioned in Note 8.a), as regards the acquisition of interests in “Arcos del Gourmet S.A.” during the current fiscal year the Company is analysing the current value of the identifiable assets and liabilities acquired, as established in the Technical Resolution No. 21, section 1.3.1.

5.3. Undeveloped parcels of land

Those reserves to be used in the development of commercial centers, sale and/or improvements are valued at acquisition cost, restated in accordance with Note 2.1., or at the estimated market value, the lesser one.

The above mentioned reserves are transferred to inventories when its marketing is decided or to fixed assets at the time the building of the commercial centre begins.

The values thus obtained do not exceed their respective recoverable values estimated at period/year - end.

See the breakdown of investments in underveloped parcels of land in Schedule D.

6. Inventory

Real estate acquired for development and further sale is classified as inventory.

The Company has the right to receive units to be constructed with respect to the barters subscribed with Condominios del Alto S.A. (Note 8.d)). This right has been valued in accordance with the accounting measurement criterion of inventories to receive (the price established in the respective title deeds) and is disclosed in “inventory” (Note 3.d)).

7. Fixed assets

Properties purchased or constructed for rental purposes are classified as fixed assets.

Fixed assets have been valued at acquisition or construction cost, adjusted for inflation, as mentioned in Note 2.1., less accumulated depreciation and the corresponding allowances for impairment, when applicable.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

Fixed assets include Ps. 3,953 disclosed at those values resulting from the appraisal revaluation carried out by professional independent experts. The difference arising from the technical value and the restated residual value has been included in the account “Appraisal revaluation” disclosed in the shareholders’ equity. The appraisal revaluation reserve will be reversed with a balancing entry in net result for the year once the plot of land is available or its value decreases. Although the valuation criterion is not allowed by current accounting standards, by applying transition standards, as assets were appraised before current accounting standards became effective, not reversing the revaluation originally recognized is allowed.

As an integral part of fixed assets costs, the Company capitalizes interest costs generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up.

Depreciation expenses are calculated using the straight-line method over the estimated useful life assigned to the assets, using the criterion of full month of addition. The useful life assigned to fixed assets is revised periodically. Depreciation rates are shown in Schedule A.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value at period/year - end.

8. Intangible assets

Intangible assets have been valued at cost, adjusted for inflation, as mentioned in Note 2.1., net of accumulated amortization. See the breakdown of intangible assets in Schedule B.

8.1. Trademarks

Trademarks represent fees and expenses related to their registration.

8.2. Pre-operating expenses

These expenses were amortized on a straight-line basis over a three-year period starting upon the opening of the shopping center.

The net carrying value of the intangible assets does not exceed its estimated recoverable value at period/year - end.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

9. Goodwill

9.1. Goodwill

Goodwill represents the excess acquisition cost above the market value of net assets from those subsidiaries acquired at the equity percentage. Goodwill has been restated as mentioned in Note 2.1. and is amortized over a term of up to 12 years.

Net value of goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Schedule C). Amortization have been classified in Net income (loss) on equity investees in the Unaudited Statements of Income.

Values thus obtained do not exceed their respective recoverable values estimated at the period/year-end.

9.2. Negative goodwill

Negative goodwill represents the excess market value of net assets from those subsidiaries acquired above the acquisition cost at the equity percentage. Negative goodwill has been restated as mentioned in Note 2.1. and is amortized over a term of up to 19 years.

Net value of negative goodwill generated by acquiring interests in companies has been disclosed in equity investments, net (Schedule C), except for negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A., which are disclosed in the negative goodwill account (Note 3.e)), due to the merge of the Company with Shopping Alto Palermo S.A. (see Note 8.h)), company which had been merged with such companies as from January 1st, 2009.

Amortization is shown in Net income (loss) on equity investees in the Unaudited Statements of Income, while the amortization of negative goodwill corresponding to Empalme S.A.I.C.F.A. y G. and Mendoza Plaza Shopping S.A. is shown in “Amortization of goodwill” in the Unaudited Statements of Income.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

10. Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus, as it corresponds, financial gain or loss.

11. Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period/year –end.

The detail of the assets and liabilities in foreign currency is disclosed in the Schedule G.

12. Accounts receivable and trade accounts payable

Accounts receivable and trade accounts payable have been valued at nominal value. Values thus obtained do not significantly defer from those that may have been obtained had current accounting standards been applied, establishing that they should be valued at values representative of the cash price estimated at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

13. Financial receivables and payables

Financial receivables and payables have been valued at their nominal value plus accrued interest at period/year – end. Values thus obtained do not significantly defer from those that may have been obtained had current accounting standards been applied, establishing that they should be valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the internal rate estimated at the moment of their initial recognition. Arm’s length transactions not containing interests are disclosed at current value at period/year – end.

14. Other receivables and liabilities

Sundry receivables and payables were valued at their nominal value plus financial charges accrued at period/year – end, when applicable. Values thus obtained do not significantly defer from those that may have been obtained had current accounting standards been applied, establishing that they should be valued based on the best estimate possible of the amount receivable and payable, respectively, discounted using a rate that reflects the time value of money and the specific risks of the transaction estimated when added to assets and liabilities, respectively.

Customer advances have been valued at the amounts collected.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

15. Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions have been valued in accordance with the terms agreed by the parties.

16. Allowances and provisions

-	For doubtful accounts/doubtful mortgage receivables: set up based on an individual analysis for recoverability of the loan portfolio. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence.

-	For impairment of assets: The Company analyzes the recoverability of its assets when there are facts or circumstances which might indicate that the accounting value exceeds its recoverable value.

-	For contingencies: set up to cover contingencies that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance hedge taken out by the Company has also been considered.

At the date of issuance of these unaudited financial statements, Management’s opinion is that there are no elements to foresee other potential contingencies having a negative impact on these unaudited financial statements.

Increases and decreases in allowances for the period/year are detailed in Schedule E.

17. Income tax

The Company has recognized the charge for income tax by the deferred tax method, recognizing timing differences between measurements of accounting and tax assets and liabilities. See Note 12.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carry-forwards, considering the legal regulations approved at the date of issuance of these unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 2:	(Continued)

18. Minimum Presumed Income Tax (MPIT)

The Company calculates MPIT by applying the current 1% rate on computable assets at period/year - end. This tax complements income tax. The Company’s tax obligation in each year will equal the higher of the two taxes. However, if MPIT exceeds income tax in a given period, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized the MPIT accrued over the year and paid in previous years as a credit, as it estimates that in futures years, it may be computed towards paying income tax.

19. Derivative financial instruments

Assets and/or liabilities originated from hedge operations are related to forward and sale contracts of foreign currency and have been valued at net realizable value and/or at estimated settlement cost at the period/year - end. See Note 3.k).

Differences arising during the period/year from applying the detailed measurement criterion have been recognized, as it corresponds, in Financial gain (loss) generated by assets/liabilities.

20. Shareholders’ equity

Changes in shareholders’ equity accounts have been restated as mentioned in Note 2.1.

The “Common Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “Inflation adjustment of common stock” in the Unaudited Statements of Changes in Shareholders’ Equity.

The appraisal revaluation reserve account corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.7.

21. Results for the period

Charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets) were valued at the amount recorded for those assets.

Other results for the year are presented at their nominal value.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a) Cash and banks:

	12.31.09	06.30.09

Cash in local currency	251	196

Cash in foreign currency (Schedule G)	13	51

Bank accounts in local currency	2,841	5,323

Bank accounts in foreign currency (Schedule G)	2,412	2,078

Total cash and banks	5,517	7,648

b) Accounts receivable, net:

	12.31.09	06.30.09

Current
Checks to be deposited	57,210	24,985
Leases and services receivable (Schedule G)	53,040	30,429
Related parties (Note 5)	31,856	34,683
Pass-through expenses receivable	28,499	19,654
Debtors under legal proceedings	26,764	18,915
Notes receivable (Schedule G)	4,967	1,491
Credit cards receivable	691	1,159
Mortgages receivable Torres de Abasto	531	518
Allowance for doubtful accounts (Schedule E)	(38,994)	(25,537)

Total	164,564	106,297

Non-current
Notes receivable (Schedule G)	787	734
Mortgages receivable Torres de Abasto	172	192
Pass-through expenses receivable	7	—
Leases and services receivable	6	—

Total	972	926

Total accounts receivable, net	165,536	107,223

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Consolidated Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

c) Other receivables and prepaid expenses, net:

	12.31.09	06.30.09
Current
Related parties (Note 5 and Schedule G)	31,188	33,701
Prepaid expenses (Schedule G)	9,992	8,873
Prepaid services	1,791	747
Other tax credits – Gross revenue tax	1,695	308
Fees advances to Directors (Note 5)	1,682	—
Dividends receivable (Note 5)	1,342	—
Prepaid gross revenue tax	652	369
Other tax credits	495	474
Guarantee deposits (i)	87	90
Value Added Tax (VAT)	6	22
Income tax credit	—	11,614
Other prepaid taxes	—	191
Loans granted (Note 8.a) and Schedule G)	—	4,455
Others	121	104

Total	49,051	60,948

Non-current
Mortgage receivables	2,208	2,208
Prepaid gross revenue tax	700	423
Prepaid expenses	97	—
MPIT	—	8,446
Related parties (Note 5)	—	4,680
Allowance for mortgage receivables (Schedule E)	(2,208)	(2,208)
Others	1,258	1,836

Total	2,055	15,385

Total other receivables and prepaid expenses, net	51,106	76,333

(i)	Includes deposits which are restricted (see Note 7.a)).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

d) Inventory:

	12.31.09	06.30.09
Current
Resale merchandise	354	285

Total	354	285

Non-current
Units under construction (Note 8.d))	11,023	11,023

Total	11,023	11,023

Total Inventory	11,377	11,308

e) Negative goodwill:

	12.31.09	06.30.09
Empalme S.A.I.C.F.A. y G.	(8,766)	—
Mendoza Plaza Shopping S.A.	(5,825)	—

Total Negative goodwill	(14,591)	—

f) Trade accounts payable:

	12.31.09	06.30.09
Current
Accruals	22,217	15,024
Suppliers (Schedule G)	13,865	9,298
Related parties (Note 5)	7,078	20,639
Others	128	631

Total	43,288	45,592

Non-current
Suppliers	110	—

Total	110	—

Total trade accounts payable	43,398	45,592

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

g) Short-term and long-term debt:

	12.31.09	06.30.09
Current
– Banks
Overdrafts	30,681	81,753
Banco Nación (i)	30,000	30,000
Banco Ciudad (ii)	9,500	15,000
Accrued bank interests	346	1,364

Subtotal	70,527	128,117

– Financial
Non-Convertible Notes (Note 5)(iv)	39,766	39,759
Mortgage loans for the acquisition of Beruti plot of land (Note 8.e) and Schedule G)	16,620	15,626
Seller financing - Arcos del Gourmet S.A. (Note 8.a) and Schedule G)	10,669	—
Accrued interest on Convertible Notes (Note 5 and Schedule G) (iii)	8,064	7,959
Accrued interest on Non-Convertible Notes (Note 5 and Schedule G) (iv)	6,530	5,456
Deferred debt costs	(1,280)	(833)
Seller financing - Conil S.A. (Note 8.l) and Schedule G)	542	—
Others	—	91

Subtotal	80,911	68,058

Total	151,438	196,175

Non-current
– Financial
Non-Convertible Notes (Note 5 and Schedule G) (iv)	577,359	516,191
Convertible Notes (iii) (Note 5 and Schedule G)	179,466	179,324
Deferred debt costs	(3,562)	(3,539)
Seller financing - Arcos del Gourmet S.A. (Note 8.a))	3,357	—

Total	756,620	691,976

Total short-term and long-term debt	908,058	888,151

(i)	Related to a loan borrowed from Banco de la Nación Argentina, for a 180-day term, due on March 8, 2010. Such loan accrues interest at nominal Baibor for 30 days p.a., effective at the starting date of each interest service period, plus a margin of 500 basic points.
(ii)	Related to the loan borrowed from Banco de la Ciudad de Buenos Aires, for a 180-day term, due on January 25, 2010, accruing interest at Badlar for the last 20 working days preceding each starting date of each accrual period, plus a margin of 300 basic points.
(iii)	See Note 9.a).
(iv)	See Note 9.b).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

h) Salaries and social security payable:

	12.31.09	06.30.09
Provision for vacation and bonuses	7,538	10,434
Social security payable	2,272	2,032
Others	51	283

Total salaries and social security payable	9,861	12,749

i) Taxes payable:

	12.31.09	06.30.09
Current
Provision for income tax, net	18,119	—
Value Added Tax (VAT) payable, net	8,275	5,597
Gross revenue tax withholdings	2,508	1,200
Tax amnesty plan for income tax payable	1,405	934
Provision for tax on personal assets of Shareholders	452	418
Income tax withholdings	403	828
Tax amnesty plan for gross revenue tax payable	321	309
Provision for gross revenue tax	256	650
Other taxes payable	154	90
Other tax withholdings	1	1
MPIT	—	8,446
Tax payment facilities plan for Value Added Tax (VAT) payable	—	20,946
Tax payment facilities plan for income tax payable	—	12,016

Total	31,894	51,435

Non-current
Tax amnesty plan for income tax payable	19,222	14,239
Deferred income tax (Note 12)	15,462	19,963
Tax amnesty plan for gross revenue tax payable	1,138	1,301

Total	35,822	35,503

Total taxes payable	67,716	86,938

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

j) Customer advances:

	12.31.09	06.30.09
Current
Admission rights	40,926	24,604
Lease and pass–through expenses advances (Note 17.a))	19,627	9,018
Customer advances (Schedule G)	6,109	5,722
Guarantee deposits (Schedule G)	1,919	1,821
Related parties (Note 5)	59	—

Total	68,640	41,165

Non-current

Admission rights	44,547	28,172
Lease and pass–through expenses advances (Note 17.a))	23,296	6,283

Total	67,843	34,455

Total customer advances	136,483	75,620

k) Other liabilities:

	12.31.09	06.30.09
Current
Advance for sale of Tarshop S.A.’s shares (Note 8.a.ii) to the Unaudited Consolidated Financial Statements and Schedule G)	20,422	—
Related parties (Note 5)	3,086	683
Contributed leasehold improvements (Note 17.b))	470	157
Withholdings and guarantee deposits	364	373
Hedge operations (Note 5)	—	243
Accrual for Directors’ fees, net of advances (Note 5)	—	240
Others	636	582

Total	24,978	2,278

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 3:	(Continued)

	12.31.09	06.30.09
Non-current
Related parties (Note 5)	10,682	15,341
Contributed leasehold improvements (Note 17.b))	9,728	222
Others	102	—
Directors’ guarantee deposits (Note 5)	12	12

Total	20,524	15,575

Total Other liabilities	45,502	17,853

l) Provisions:

	12.31.09	06.30.09
Non-current
Provision for contingencies (Schedule E)	6,194	2,664

Total provisions	6,194	2,664

m) Other income (expenses), net:

	12.31.09	12.31.08
Recovery of contingencies, net	5	33
Tax on personal assets of Shareholders (Note 5)	(202)	(274)
Charge of provision for donations (Note 5)	(38)	(118)
Recovery of contingencies, net	—	1
Others	(469)	50

Total other income (expenses), net	(704)	(308)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 4:	COMMON STOCK

As of December 31, 2009, the capital stock consisted of 782,064,214 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

	Par Value	Approved by		Date of record with the Public Registry of
		Body	Date	Commerce
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.29.87	12.29.87
Shares issued for cash	1	Extraordinary Shareholders’ Meeting	10.26.88	12.29.88
Shares issued for cash	38	Extraordinary Shareholders’ Meeting	10.25.89	02.05.90
Shares issued for cash	9,460	Ordinary and Extraordinary Shareholders’ Meeting	08.31.95	03.15.96
Shares issued for cash	16,000	Ordinary and Extraordinary Shareholders’ Meeting	10.29.96	05.15.98
Shares issued for cash	38,000	Ordinary and Extraordinary Shareholders’ Meeting	03.10.98	10.21.99
Shares issued for cash	6,500	Ordinary and Extraordinary Shareholders’ Meeting	08.06.99	05.07.02
Shares issued for cash	8,206	(*)

	78,206

(*)	Capital subscribed in connection with the conversion of convertible notes. See Note 9. a).

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S. Additionally, the NASDAQ authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			12.31.2009	12.31.2008	12.31.2009	06.30.2009
	SHAREHOLDERS
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current trade accounts payable	—	—	(2,943)	(10,247)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivable and prepaid expenses	—	—	—	6,580
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt - Convertible Notes	—	—	(5,419)	(5,349)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt - Convertible Notes	—	—	(120,605)	(120,510)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest and exchange differences with related parties	(14,230)	(19,593)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Shared services – Salaries and bonuses	193	(1,609)	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Short-term debt – Non-Convertible Notes	—	—	(15,133)	(15,134)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Long-term debt - Non-Convertible Notes	—	—	(170,578)	(177,103)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current accounts receivable	—	—	1,208	3,860
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current customers advances	—	—	(59)	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Leases	(2,086)	—	—	—
Parque Arauco S.A.	Shareholder	Short-term debt - Convertible Notes	—	—	(2,642)	(2,609)
Parque Arauco S.A.	Shareholder	Long-term debt - Convertible Notes	—	—	(58,795)	(58,749)
Parque Arauco S.A.	Shareholder	Interest and exchange differences with related parties	(2,976)	(9,262)	—	—
Other shareholders	Shareholders	Other expenses, net- Tax on personal assets of shareholders	(202)	(274)	—	—
	SUBSIDIARIES AND EQUITY INVESTEES
Tarshop S.A.	Subsidiary	Leases and services	431	410	—	—
Tarshop S.A.	Subsidiary	Interest income	1,266	909	—	—
Tarshop S.A.	Subsidiary	Other current receivable and prepaid expenses	—	—	24,301	23,035
Tarshop S.A.	Subsidiary	Shared services – Salaries and bonuses	(29)	89	—	—
Tarshop S.A.	Subsidiary	Current accounts receivable	—	—	3,687	3,201
Tarshop S.A.	Subsidiary	Current trade accounts payable	—	—	(96)	(81)
Mendoza Plaza Shopping S.A.	Merged into Shopping Alto Palermo S.A. as from 01.01.09	Interest and exchange differences with related parties	—	(30)	—	—
Conil S.A.	Subsidiary	Current accounts receivable	—	—	30	—
Arcos del Gourmet S.A.	Subsidiary	Other current receivable and prepaid expenses	—	—	5,209	—
Emprendimiento Recoleta S.A.	Subsidiary	Current trade accounts payable	—	—	(838)	(320)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees – Leases and services	72	72	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Current accounts receivable	—	—	2,222	1,825
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables	—	—	130	—
Emprendimiento Recoleta S.A.	Subsidiary	Other current liabilities	—	—	(60)	(678)
Emprendimiento Recoleta S.A.	Subsidiary	Short-term debt – Non-Convertible Notes	—	—	209	—
Emprendimiento Recoleta S.A.	Subsidiary	Long-term debt - Non-Convertible Notes	—	—	12,000	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest and exchange differences with related parties	(209)	—	—	—
Fibesa S.A.	Subsidiary	Interest and exchange differences with related parties	(822)	(3)	—	—
Fibesa S.A.	Subsidiary	Administration fees – Leases and services	81	60	—	—
Fibesa S.A.	Subsidiary	Current accounts receivable	—	—	3,767	251
Fibesa S.A.	Subsidiary	Current trade accounts payable	—	—	(2)	(5)
Fibesa S.A.	Subsidiary	Other current liabilities	—	—	(98)	—
Fibesa S.A.	Subsidiary	Other current receivables	—	—		5
Fibesa S.A.	Subsidiary	Other current receivables – Dividends receivable	—	—	1,342	—

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			12.31.2009	12.31.2008	12.31.2009	06.30.2009
Fibesa S.A.	Subsidiary	Other non-current liabilities	—	—	(10,682)	(5,897)
Panamerican Mall S.A.	Subsidiary	Current accounts receivable	—	—	18,728	10,345
Panamerican Mall S.A.	Subsidiary	Current trade accounts payable	—	—	(695)	(282)
Panamerican Mall S.A.	Subsidiary	Other current liabilities	—	—	(103)	(5)
Panamerican Mall S.A.	Subsidiary	Administration fees	2,225	—	—	—
Panamerican Mall S.A.	Subsidiary	Other current receivables	—	—	580	—
Comercializadora Los Altos S.A.	Merger into Fibesa S.A. as from 07.01.2009	Other current receivables	—	—	—	37
Comercializadora Los Altos S.A.	Merger into Fibesa S.A. as from 07.01.2009	Current accounts receivable	—	—	—	1,673
Comercializadora Los Altos S.A.	Merger into Fibesa S.A. as from 07.01.2009	Administration fees – Leases and services	—	21	—	—
Comercializadora Los Altos S.A.	Merger into Fibesa S.A. as from 07.01.2009	Interest and exchange differences with related parties	—	(95)	—	—
Comercializadora Los Altos S.A.	Merger into Fibesa S.A. as from 07.01.2009	Other non-current liabilities	—	—	—	(9,444)
Shopping Alto Palermo S.A.	Merger into APSA as from 07.01.2009	Other current receivables	—	—	—	3,253
Shopping Alto Palermo S.A.	Merger into APSA as from 07.01.2009	Current trade accounts payable	—	—	—	(3,495)
Shopping Alto Palermo S.A.	Merger into APSA as from 07.01.2009	Other non-current receivables	—	—	—	4,680
Shopping Alto Palermo S.A.	Merger into APSA as from 07.01.2009	Current accounts receivable	—	—	—	8,184
Shopping Alto Palermo S.A.	Merger into APSA as from 07.01.2009	Interest and exchange differences with related parties	—	(556)	—	—
Shopping Neuquén S.A.	Subsidiary	Current accounts receivable	—	—	7	28
Empalme S.A.I.C.F.A. y G.	Merged into Shopping Alto Palermo S.A. as from 01.01.09	Interest income	—	3	—	—
	OTHER RELATED PARTIES			—
Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	955	4,326
Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(1,974)	(3,496)
Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	(753)	(193)	—	—
Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Shared services - Salaries and bonuses	(1,850)	272	—	—
Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Short-term debt Non-Convertible Notes	—	—	(208)	(208)
Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Long-term debt Non-Convertible Notes	—	—	(19,000)	(18,985)
Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Hedge Operations	(2,582)	—	—	—
Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities – Hedge operations	—	—	—	(243)
Cresud S.A.C.I.F y A.	Shareholder of IRSA Inversiones y Representaciones Sociedad Anónima	Other current liabilities	—	—	(2,825)	—
Consultores Assets Management S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	3	—
Consultores Assets Management S.A.	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(5)	(5)
E-Commerce Latina S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	3	3
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	—	(2,347)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Leases	—	(1,398)	—	—
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	41
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	4	—
Nuevas Fronteras S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(9)	(6)
Solares de Santa María S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	1	—
IRSA Internacional LLC	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables	—	—	47	—
Hoteles Argentinos S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(1)	—
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Current trade accounts payable	—	—	(299)	(138)
Estudio Zang, Bergel y Viñes	Related to the Board of Directors	Services fees	(1,079)	(598)	—	—
Directors	Directors	Other current receivables	—	—	1,682	—
Directors	Directors	Short-term debt - Convertible Notes	—	—	(3)	(1)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 5:	(Continued)

Company	Relation	Description of transaction/ caption	Income (expense) included in the statements of income for the period ended		Balance receivable (payable) as of
			12.31.2009	12.31.2008	12.31.2009	06.30.2009
Directors	Directors	Long-term debt - Convertible Notes	—	—	(66)	(65)
Directors	Directors	Other non-current liabilities	—	—	(12)	(12)
Directors	Directors	Interest and exchange differences with related parties	(3)	(6)	—	—
Directors	Directors	Administration fees - Directors’ fees	(5,619)	(5,272)	—	—
Directors and management	Directors	Other current liabilities – Fees payable	—	—	—	(240)
Directors and management	Directors	Other current receivables	—	—	—	18
Loans to the personnel	Personnel	Other current receivables	—	—	921	773
Loans to the personnel	Personnel	Interest income	44	33	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Other income (expense), net- Donations	(38)	(118)	—	—
Fundación IRSA	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	2	1
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(5)	(5)
Museo de los Niños	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	966	792
Inversiones Ganaderas S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	—	(1)
Cactus S.A.	Equity investee of Cresud S.A.C.I.F. y A.	Current accounts receivable	—	—	13	13
Cactus S.A.	Equity investee of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(3)	(3)
Agropecuaria Antas S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(1)	(1)
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current trade accounts payable	—	—	(6)	(6)
Futuros y Opciones S.A.	Subsidiary of Cresud S.A.C.I.F. y A.	Current accounts receivable	—	—	5	5
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	127	1
Banco Hipotecario S.A.	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current Investments	—	—	438	—
Banco Hipotecario S.A. Directors	Equity investee of IRSA Inversiones y Representaciones Sociedad Anónima	Interest and exchange differences with related parties	—	(4)	—	—
Rummaalá S.A.	Equity Investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	1
Cyrsa S.A.	Equity Investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	128	123
Cyrsa S.A.	Equity Investee of IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(200)	(200)
Consorcio de Propietarios Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current accounts receivable	—	—	—	10
Consorcio de Propietarios Libertador 498	Related to IRSA Inversiones y Representaciones Sociedad Anónima	Current trade accounts payable	—	—	(1)	(1)

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 6:	NET INCOME (LOSS) ON EQUITY INVESTEES

The breakdown of the net income (loss) on equity investees is the following:

	12.31.09	12.31.08
Income (loss) on equity investees	21,939	(32,527)
Amortization of goodwill and higher values	(2,857)	(1,203)

Total	19,082	(33,730)

NOTE 7:	RESTRICTED ASSETS AND DEPOSIT GRANTED

The Company owns the following restricted assets:

a)	As of December 31, 2009, in other current receivables and prepaid expenses, the Company has deposits that are restricted due different court attachments.

b)

As regards the case “Alto Palermo S.A. with Dirección General Impositiva in re: Appeal”, Case file No. 25.030-I, currently heard by Room A, Office of the 3rd Nomination, the property located at Av. Olegario Andrade 367, Caballito, Buenos Aires City has been encumbered, and its value as of December 31, 2009 amounts to Ps. 36,741 (disclosed in other Non-current investments- Undeveloped parcels of land). (See Schedule D).

c)	As of December 31, 2009, the plot of land located at Beruti 3351/59, Buenos Aires City, is encumbered by a first mortgage in favor of Dowler Company S.A., in security of the unpaid balance as of the date of purchase for USD 4.5 million. (See note 8.e)).

d)	As regards the case styled “Case File N° 88.390/03 with María del Socorro Pedano; for Tres Ce S.A. o Alto Palermo S.A.”, the building located at Av. Virrey Toledo 702, Salta, has been encumbered for an amount of Ps. 180 (disclosed in Fixed assets). (See Schedule A).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 7:	(Continued)

e)	Guarantee Tarshop S.A. On May 13, 2009, the Board of Directors of Alto Palermo S.A. resolved to approve that the Company stands as surety before Banco Itaú for the payment of emerging obligations for Tarshop as regards the organization of a new financial trust with such bank for up to a maximum amount equivalent to 10% of the face value of VDG’s (trust debt securities) subscribed by Banco Itaú. The total maximum amount of this surety stands at Ps. 5,000 and extends through the actual settlement of VDF’s. Likewise, it was resolved that the Company assumes the obligation to act as Substitute Manager in the eventual case that Tarshop were removed from its function as Manager under the trust agreement.

f)	As regards the barter commitment described in Note 8.f) the delivery and title deed of Air space Coto is compromised. (See Schedule D)

g)	The fixed assets account include the multiplex cinema building in the Córdoba Shopping Villa Cabrera, which is encumbered by an antichresis to secure the financial payable carried by Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009) with NAI INTERNATIONAL ll Inc. (See Note 17.a)).

NOTE 8:	ACQUISITION, ORGANIZATION AND RESTRUCTURING OF BUSINESS AND REAL ESTATE PROPERTY

a) Acquisition of Arcos del Gourmet S.A.´s shares

During August 2007, the Company exercised an option for the subscription of shares of Arcos del Gourmet S.A., a company owner of a concession granted by the ONABE.

The price of the option was fixed in USD 0.6 million and it has been fully cancelled. As of June 30, 2009 the option has been accounted for in other Non-Current Investment – Advances for purchase of shares (Schedule D).

On November 27, 2009, Alto Palermo S.A. acquired 7,916,488 shares of common stock with a face value of Ps. 1, entitled to 1 vote each, representing 80% of the common stock.

The price agreed upon for 40% of acquired shares was fixed at USD 4.3 million, out of which the amount of USD 0.3 million has been settled as part of the option price; USD 2 million was paid upon executing the share purchase agreement and the remaining balance shall be paid in two equal annual installments, falling due on November 27, 2010 and November 27, 2011.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

For the remaining 40% of shares, the price was fixed at (i) USD 0.8 million, plus (ii) 20% of the investment required to develop the project. Out of the price indicated in (i), USD 0.3 million has been settled as part of the option price and USD 0.5 million will be paid when the Shareholders’ Meeting approves the capital increase of Arcos del Gourmet S.A. for USD 2.7 million. The portion of the price indicated in (ii) shall be paid upon the possible capital increase required to develop the project, which should be approved by the respective authorities and as agreed by the parties, up to USD 6.9 million.

b) Acquisition of a commercial center goodwill

On December 28, 2007, Alto Palermo S.A. signed an Agreement for Partial Transfer of Goodwill with INCSA for acquiring one of the part of the goodwill established by a commercial center where “Soleil Factory” currently develops activities, the transaction being subject to certain conditions. The total price of the operation is USD 20.7 million of which USD 8.1 million were paid at the time the preliminary purchase contract was entered into. Such disbursement was recorded as an advance for the purchase of fixed assets (Schedule A).

Once the definitive signature of the goodwill transference has taken place, the remaining amount of USD 12.6 million will accrue 5% annual interest plus VAT, which will be repaid in 7 annual and consecutive installments. The first interest installment will be paid 365 days after the contract is signed and together with the payment of the last interest installment the total capital owed will be cancelled.

Furthermore, Alto Palermo S.A. signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INCSA, located in the City of San Miguel de Tucumán, Province of Tucumán. This transaction is subject to certain conditions, one of these being that Alto Palermo S.A. partially acquires from INCSA the goodwill established by the commercial center that develops activities in “Soleil Factory”. The price of this transaction is USD 1.3 million, of which USD 0.05 million were paid on January 2, 2008. Such disbursement was recorded as an advance for the purchase of fixed assets (Schedule A).

c) Acquisition of the building known as ex escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, Alto Palermo S.A. acquired the building known as Edificio Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba through a public bidding in the amount of Ps. 32,522.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these unaudited financial statements, the concession is at the 214 month, with a current monthly fee of Ps. 12.6 while the next increase is scheduled for the 234 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract. As of December 31, 2009, the Company has recorded this transaction as non-current investments. (Schedule D).

d) Barter transaction agreements

On October 11, 2007, the Company subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land, plot 2 G, located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of the Company, of the following future real estate: (i) 15 Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing units (apartments) of the real estate that Condominios del Alto S.A. will build in Plot G, and (ii) 15 parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking spaces in the same building.

The parties have determined the value of each undertaking in the amount of USD 1.1 million. The previously mentioned operation is disclosed in inventory — units under construction (Note 3.d).

As a complementary consideration in favor of Alto Palermo S.A., Condominios del Alto S.A. paid USD 0.015 million and established certain guarantees in favor of the Company.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

The Company also granted Condominios an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for USD 2.3 million, a value that the parties have determined for each of their considerations. Such transaction is disclosed in inventory – units under construction (Note 3.d)).

As partial consideration for the above-mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of the Company of the following future real state: (i) 42 Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) 47 parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking spaces in the same building.

e) Acquisition of plot of land

On June 24, 2008, the Company acquired from Dowler Company S.A. the plot of land located at Beruti 3351/3359, between Bulnes street and Coronel Díaz Avenue in Buenos Aires City, near the shopping mall “Shopping Alto Palermo”, a location considered to be strategic for the Company.

The transaction was executed for a total price of USD 17.8 million out of which, as of the closing date of these unaudited financial statements USD 13.3 million had been paid and the remaining unpaid balance will be paid off in one installment of USD 4.5 million, which will due on February 16, 2010 and do not accrue interest. To secure compliance with the settlement of the unpaid balance, the plot of land has been encumbered with a first mortgage in favor of Dowler Company S.A. (Note 7.c)). Such plot of land is disclosed in the account non-current investments- Undeveloped parcels of land (See Schedule D).

f) Barter with Cyrsa S.A.

On September 24, 1997, Alto Palermo S.A. and COTO Centro Integral de Comercialización S.A. (COTO) granted a title deed by which Alto Palermo S.A., which then operated under the name of “Sociedad Anónima Mercado de Abasto Proveedor” (SAMAP), acquired the rights to receive the garage parking slots and the rights to increase the height of the building located between the Agüero, Lavalle, Guardia Vieja and Gallo streets, in the Abasto neighbourhood.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

On July 31, 2008, a conditioned barter commitment was executed by which Alto Palermo S.A. would transfer CYRSA 112 garage parking slots and the rights to increase the height of the property to build two tower buildings on the previously mentioned property, upon compliance with certain conditions.

In consideration, CYRSA would give Alto Palermo S.A. an amount to be determined in the future of units in the building that would be built equivalent to 25% of square meters, which as a whole will total not less than the amount of 4,053.50 proprietary square meters to be built. Likewise, if any, CYRSA would deliver Alto Palermo S.A. a number of storage units equivalent to 25% of all storage units in the future building.

Additionally, and in the case of the conditions which the transaction is subject to are considered to have been met, CYRSA would pay Alto Palermo S.A. the amount of USD 0.1 million and would carry out the works at the parking slots that Alto Palermo S.A. would receive from COTO.

In order for the barter to be effective, certain essential provisions should be complied with by COTO.

Possession of the mentioned assets will be simultaneously granted upon executing the title deed, which will be carried out within 30 running days as from the date on which Alto Palermo S.A. notifies CYRSA the compliance of the conditions precedent.

The total amount of the transaction between CYRSA and Alto Palermo S.A. total USD 5.9 million.

g) Letter of Intent plot of land Paraná

On June 30, 2009, Alto Palermo S.A. subscribed a “Letter of Intent” by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall. The price established for the purchase stood at USD 0.5 million, out of which by early July, the amount of USD 0.05 million was paid as down payment and as consideration of the commitment of not selling the property until November 27, 2009. As of the issuance date of these unaudited financial statements, the parties are reaching a consensus about the necessary terms to agree the transaction, which will be submitted to Wal Mart USA for approval.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

h) Merger between Alto Palermo S.A. and Shopping Alto Palermo S.A.

On November 27, 2009, it was held the Company’s shareholders’ meeting that approved, among others, the corporate reorganization consisting in the Company’s merger with Shopping Alto Palermo S.A. as from July 1, 2009, Alto Palermo S.A. being the absorbing or merging company and Shopping Alto Palermo S.A. the absorbed and merged company, with the ensuing dissolution without liquidation of Shopping Alto Palermo S.A.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

i) Purchase of Fibesa’s shares

On August 3, 2009, a share transfer agreement was executed by which Alto Palermo S.A. sold to Shopping Alto Palermo S.A. 49,999 Fibesa S.A.’s shares, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 4.9999% of the company’s capital stock.

On August 3, 2009, a share transfer agreement was executed by which Ritelco S.A. sold to Shopping Alto Palermo S.A. one Fibesa S.A.’s share, with a face value of Ps. 0.00000001 each and entitled to 5 votes per share, representing 0.0001% of the company’s capital stock.

Due to the previously mentioned agreements, Alto Palermo S.A. owns 95% of the company’s capital stock and Shopping Alto Palermo S.A. owns the remaining 5%. Afterwards, due to the merger between Alto Palermo S.A. and Shopping Alto Palermo S.A., as mentioned in subsection h) of this note, Alto Palermo S.A. is the owner of 100% of the company’s shares.

j) Merger between Comercializadora Los Altos S.A. and Fibesa S.A.

The Extraordinary and Unanimous Shareholders’ Meeting of Fibesa S.A. held on September 30, 2009, resolved the merger with Comercializadora Los Altos S.A. as from July 1st, 2009. Thus, a capital increase of Ps. 1,686 in Fibesa’s capital stock was generated.

Subsequently, on January 21, 2010, the Definitive Merger Agreement has been notarized into a public deed and filed with the enforcement agencies in due course.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 8:	(Continued)

k) Panamerican Mall S.A.

Panamerican Mall S.A., a company organized in November 2006 between Alto Palermo S.A. and Centro Comercial Panamericano S.A., with 80% and 20% interests, respectively, has developed a commercial venture in the Saavedra neighbourhood in Buenos Aires City. During May 2009, the shopping mall Dot Baires and the hypermarket were opened while multiplex cinema opened in early July 2009. The office building is still at the construction stage. The project is being carried out by Constructora San José Argentina S.A., a company related to Centro Comercial Panamericano S.A. The progress percentage of the shopping mall stood at 98.5% by the period-end. Additionally, the progress porcentage of the office building stood at 84.5%.

Total contributions made by shareholders as regards this project amount to Ps. 555,989 as of the closing date of these unaudited financial statements.

l) Purchase of Conil S.A.’s shares

On October 21, 2009, it was executed the share purchase agreement by which Alto Palermo S.A. and Fibesa S.A. acquired 95% and 5% of the 50% of Conil S.A.’s shares, respectively. The agreed-upon price stood at USD 0.29 million, out of which, as of the execution date of such agreement USD 0.14 million was paid, and the remaining balance of, USD 0.15 million will be paid in six months.

As a result of the previously mentioned agreement, Alto Palermo S.A. becomes the owner of 97.5% of such company’s shares, while Fibesa becomes the owner of the remaining 2.5%.

NOTE 9:	ISSUANCE OF NOTES

a) Issuance of convertible notes

On July 19, 2002, the Company issued Series I of Convertible Notes (“ONC”) for up to USD 50 million, with a face value of Ps. 0.1 each. That Series was fully subscribed and paid up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

The main issue terms and conditions of the Convertible Notes are as follows:

•	Issue currency: US dollars.

•

Due date: On May 2, 2006 the Meeting of Obligees decided to postpone the original due date to July 19, 2014 and, for this reason, the Convertible Notes have been classified as non-current in these unaudited financial statements. As the subscription terms have not been significantly modified, this postponement of the maturity term has had no impact on the financial statements.

•	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

•	Payment currency: US dollars or its equivalent in pesos.

•

Conversion right: the notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (Ps. 0.1) by the exchange rate and USD 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

•

Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

As of December 31, 2009 holders of Convertible Notes in ordinary shares of the Company, have exercised their right to convert them for a total of USD 2.8 million leading to the issuing of ordinary shares of Fv. Ps. 0.1 face value each, as disclosed in Note 4.

As of December 31, 2009, Convertible Notes amounted to USD 47.2 million.

b) Issuance of notes

On May 11, 2007, Alto Palermo S.A. issued two series of Notes for a total amount of USD 170 million.

Series I relates to the issuance of USD 120 million maturing on May 11, 2017, which accrue interest at a fixed interest rate of 7.875% paid semiannually on May 11 and November 11 of each year as from November 11, 2007.

Series II relates to the issuance of Ps. 154,020 (equivalent to USD 50 million). Principal will be settled in seven, equal and consecutive semiannual installments as from June 11, 2009, and accrues interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 9:	(Continued)

As of December 31, 2009 total Series I and Series II Notes repurchased by the Company amount to USD 5.0 million and USD 4.8 million, respectively. Such notes have been valued at face value and are disclosed netting the current and non-current capital and interest owed.

As of December 31, 2009 IRSA Inversiones y Representaciones Sociedad Anónima holds Series I Notes for Fv. USD 39.6 million and Series II Notes for Fv. Ps 33.2 million. Likewise, Cresud S.A.C.I.F. y A. holds Series I Notes for Fv. USD 5.0 million.

These issuances constitute Series I and II within the Global Issuance Program of Notes for a face value of up to USD 200 million authorized by the National Securities Commission (CNV) by means of Resolution No. 15,614 dated April 19, 2007.

Under such Global Issuance Program of Notes, on November 10, 2009, the placement of the Second Series of Notes for a total value of Ps. 80.7 million, was completed in two series.

Series III relates to the issuance of Ps. 55.8 million maturing on May 12, 2011, which accrue interest at variable Badlar Privada rate plus a 3% margin payable on a quarterly basis.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to USD 6.6 million) maturing on May 12, 2011, which accrue interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis.

The Ordinary and Extraordinary Meeting of Shareholders held on October 29, 2009 approved the increase in the amount of the Global Issuance Program of Notes in place up to USD 200 million. It also approved the creation of the Global Program for the issuance of securities representing short-term debt (“VCP”) in the form of simple notes not convertible into shares, denominated in pesos, US dollars or any other currency with unsecured, special, floating and/or any other guarantee, including third party guarantee, either subordinated or not, for a maximum outstanding amount at any time that may not exceed the equivalent in Ps. of USD 50 million.

NOTE 10:	NEGATIVE WORKING CAPITAL

As of period end, the Company carried a working capital deficit of Ps. 96,756, which is reviewed permanently by the Board of Directors and the Management.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 11:	HEDGE OPERATIONS

The Company uses certain financial instruments as supplement to reduce its financing costs. The Company does not engage in negotiation or any other speculative use of these financial instruments.

As of December 31, 2009 hedge operations are the following ones:

Forwards contracts	Amount (USD)	Exchange rate of the financial instrument	Current value of the financial instrument	Maturity	Accumulated loss
Purchase	4,500,000	4.1175	3.7967	12.31.2009	(1,444)
Purchase	4,500,000	4.10375	3.7967	12.31.2009	(1,381)

Total	(*) 9,000,000				(2,825)

As of December 31, 2009 the accumulated losses related to hedge operations amount to Ps. 2,825 which are included in Financial gain (loss) generated by liabilities and Retained earnings for amounts of Ps. 2,582 and Ps. 243, respectively.

(*)	Suscribed with Cresud S.A.I.C.F y A. (Note 5)

NOTE 12:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year	Changes for the period	Balances at the end of period
Cash and banks	(109)	83	(26)
Accounts receivable, net	2,778	3,179	5,957
Other receivables and prepaid expenses, net	(1,598)	(196)	(1,794)
Inventory	(2,804)	88	(2,716)
Fixed assets, net	(8,553)	3,340	(5,213)
Other investments, net	(34,306)	(9,202)	(43,508)
Short-term and long-term debt	(1,516)	(179)	(1,695)
Customer advances	18,472	11,330	29,802
Salaries and social security payable	1,381	(665)	716
Other liabilities	(292)	292	—
Provisions	932	1,236	2,168
Tax loss carryforwards	5,652	(4,805)	847

Total net deferred tax liabilities	(19,963)	(1) 4,501	(15,462)

(1)	Includes Ps. (8,093) incorporated by merger and Ps. 8,141 transferred from equity investments. See Note 8.h).

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

The detail of income tax accumulated losses not expired that have not yet been used as of period - end amount to Ps. 2,420 and may be compensated with future taxable income according to the following detail:

Fiscal year of origin	Amount	Prescription fiscal year
06.30.2006	230	06.30.2011
06.30.2007	935	06.30.2012
06.30.2008	955	06.30.2013
06.30.2009	300	06.30.2014

	2,420

According to the terms of the General Resolutions Nos. 485 and 487 of the National Securities Commission, the Company has decided not to recognize the deferred income tax liability generated by the effect of the adjustment for inflation on the fixed assets and other non-monetary assets.

The estimated effect as of December 31, 2009 that the adoption of the criteria would have generated is as follows:

(i)	an increase of deferred income tax liabilities of Ps. 103,351, approximately, which should be charged to results of previous years for Ps. 80,998 (loss) and to results of the period for Ps. 22,353 (loss).

(ii)	a decrease in assets for equity investments of Ps. 2,082, approximately, arising from applying such criteria to subsidiary companies, which should be charged to results of previous years for Ps. 31,318 (loss) and to results of the period for Ps. 29,236 (gain).

The following chart details the estimated term of reversion of the estimated effect:

Year	Amount	Amount arising from equity investments
No fixed term	21,293	1,073
2009	7,524	253
2010	7,524	253
2011	7,524	252
2012	7,524	251
2013	7,524	—
2013 and higher	44,438	—

	103,351	2,082

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 12:	(Continued)

Below is a reconciliation between income tax expense and the resulting from application of the current tax rate in effect to the net income (loss) before taxes:

Items	12.31.09	12.31.08
Net income (loss) for the period (before income tax)	98,517	(21,269)
Current income tax rate	35%	35%
Income (loss) for the period at the tax rate	34,481	(7,444)
Permanent differences at the tax rate:
-Adjustment for inflation (2)	5,131	7,972
-Amortization of intangible assets	2	4
-Amortization of higher values	(102)	—
-Difference between tax return and provision	(6,166)	253
-Donations	—	313
-Non-deductible expenses	—	239
- Directors’ fees	—	1,707
-Results on equity investees	(6,217)	7,908
-Others	78	(6)
	(1)
Total income tax charge for the period	27,207	10,946

(1)	Includes Ps. (4,549) related to deferred tax and Ps. 31,756 related to current income tax.
(2)	Basically corresponds to greater accounting amortization and depreciation derived from the adjustment for inflation.

NOTE 13:	RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporation Law and the Company’s by-laws, five percent of the net income must be appropriated by resolution of shareholders to a legal reserve until such reserve equals to twenty percent of the Company’s outstanding capital.

NOTE 14:	COMPENSATION PLAN FOR EXECUTIVE MANAGEMENT

During the year ended June 30, 2007 the Company has developed the design of a capitalization program for the executive personnel by means of contributions that are made by employees and by the Company.

Such plan is aimed at certain employees that the Company chooses with the intention to maintain them, increasing its total compensation through an extraordinary reward provided certain circumstances are met.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 14:	(Continued)

Participation with and contribution to the plan are voluntary. Once the beneficiary has accepted, two types of contributions may be made. One monthly contribution, based on the salary and one extraordinary contribution based on the annual bonus. The suggested contribution is up to 2.5% of the salary and up to 15% of the bonus. On the other hand, the Company’s contribution will be 200% of monthly contributions and 300% of employees’ extraordinary contributions.

Proceeds from the contributions made by participants are transferred to an independent financial vehicle, especially organized and located in Argentina as Investment Fund approved by the National Securities Commission (CNV). Such funds are freely redeemable at the participant’s request.

Proceeds from the contributions made by the Company are transferred to another financial vehicle independent of and separate from the previous one. In the future, participants will have access to 100% of the plan benefits (i.e. including the Company’s contributions made in favor of the financial vehicle created ad hoc) under the following circumstances:

•	regular retirement under applicable labor regulations

•	full or permanent disability or incapacity

•	demise

In the event of resignation or dismissal without cause, the participant will obtain the amount resulting from the Company’s contributions only if he has participated in the plan for a minimum five-year term subject to certain conditions.

As of December 31, 2009 the Company’s contributions paid during the period amount to Ps. 1,396.

NOTE 15:	FINANCIAL AND CAPITAL MARKET SITUATION

During the last months of fiscal year 2008, the financial markets of the main countries in the world have been affected by volatility, illiquidity and lack of credit, hence resulting in a significant drop in the stock exchange indexes of the international stock exchange markets and a world economic deceleration started to be surface.

As major world economies have intervened by injecting liquidity to the markets, interest rates decreased favoring the recovery of stock exchange indexes and debt over year 2009. As to the real economy at world level, the tax impact thereon of those measures taken from government is yet to be consolidated.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 15:	(Continued)

As regards Argentina, stock exchange indexes during year 2008 showed steep drops in the listed prices of government and private securities, as well as a hike in interest rates, country risk premium and foreign exchange rates. During year 2009, they significantly recovered their value, especially those securities issued by the National Government, with the subsequent impact on the valuation of financial assets at market value held by the Company.

The Company’s Management is in the process of monitoring and constantly evaluating the effects derived from the previously mentioned situations on the Company aiming at adopting in real time those required actions to cushion the effects of this juncture to protect the Company’s shareholders’ equity.

NOTE 16:	COMPLIANCE WITH CURRENT ENVIRONMENTAL REGULATIONS

One of the Company’s ongoing objectives is the sustainable development of its business in compliance with current environmental regulations.

NOTE 17:	SIGNIFICANT OPERATIONS MADE BY MENDOZA PLAZA SHOPPING S.A. AND EMPALME S.A.I.C.F.A. Y G. PRIOR TO THE MERGER INTO SHOPPING ALTO PALERMO S.A.

a) Financing and occupation agreement with NAI INTERNATIONAL II, INC.

On August 12, 1996, Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009. See Note 8.b) to the Unaudited Consolidated Financial Statements) executed an agreement with NAI INTERNACIONAL II, INC. (subsequently transferred to NAI INTERNATIONAL II, INC. – Sucursal Argentina) by means of which the latter granted a loan for an original principal of up to USD 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, which are disclosed in fixed assets, net.

As stated in the occupation agreement related to the loan agreement, the amounts due are set off against payments generated by the occupation held by NAI INTERNACIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If the last term has elapsed and there still is an unpaid balance, the Company will be released from any obligation to pay the outstanding debt.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 17:	(Continued)

On July 1st, 2002, an amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = USD 1).

•

An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned real right.

Principal owed as of December 31, 2009 and unpaid interest accrued through that date, due to the original loan agreement and respective amendments are disclosed in Customers advances - Lease and pass-through expenses advances for Ps. 18,279 together with other advances not included in this agreement (Note 3.j).

b) Contributed leasehold improvements- Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of a building of Mendoza Plaza Shopping S.A. was capitalized with a balancing entry as a fixed asset, recognizing the depreciation charges and the profits over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A. At period-end the amount of Ps. 9,836 was pending of accrual, which is disclosed together with other improvements pending of accrual, in Other liabilities - Contributed leasehold improvements (see Note 3.k).

NOTE 18:	ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The National Securities Commission has established the enforcement of Technical Resolution No. 26 from the Argentine Federation of Professional Councils in Economic Sciences that adopts for those entities included in the public offering system of Law No. 17,811, either because of its capital or its notes, or for having requested the authorization to be included in such system, International Financial Reporting Standards issued by the International Accounting Standards Board. The application of such standards will be mandatory for the Company as from the fiscal year beginning July 1, 2012.

The General Management is currently analyzing the scope and design of the plan in question, as well as operating implications related to their implementation, which will be submitted to the Board of Directors’ consideration in due course.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

NOTE 19:	BONUS TO THE MANAGEMENT

The Ordinary and Extraordinary Meeting of shareholders held on October 29, 2009, has resolved to approve the payment of a bonus to the Company’s management of up to 1% of the outstanding capital stated in cash or in kind and to delegate the implementation, percentage assignment, time and manner of execution to the Board of Directors.

NOTE 20:	SUBSEQUENT EVENTS

a) Agreement with the former minority shareholder of Tarshop S.A.

During January 2010, the Company executed an agreement with Mr. León Halac (LC), by which the latter assumed the obligation to abstain during 28 running months from performing any role or developing and participating in any manner whatsoever in any new credit card companies other than those existing on the market, or in the regions in which at present Tarjeta Shopping is developed. Such agreement also contemplates the impossibility by the same period of time that LC participates in developing, under any method, shopping malls of over 20,000 square meters within the territory of Buenos Aires City, Argentine Republic. Alto Palermo S.A., shall pay in consideration of the obligations assumed by the other party a total and definitive price of USD 2.2 million payable: (1) A down payment of USD 0.8 million upon executing the agreement and (2) the balance of the price for USD 1.4 million in 28 monthly consecutive installments, accruing no interest of USD 0.05 million each, to which income tax withholdings will be added.

b) Increase in equity interest of IRSA Inversiones y Representaciones Sociedad Anónima

On January 13, 2010, IRSA Inversiones y Representaciones Sociedad Anónima (IRSA) made and Parque Arauco S.A. (PASA) accepted a purchase offer, implemented through an option, as regards the 29.55% interest that PASA has in the Company and the direct and indirect interest for a face value of USD 15.5 million of PASA as regards Convertibles Notes for a nominal value of USD 15.5 million with a 10% interest rate p.a. previously issued by the Company.

Accepting the offer grants IRSA the right to issue the previously mentioned call option until August 31, 2010, that may be extended until November 30, of the same year; subject to complying with certain conditions, the first one being that IRSA transfers PASA USD 6.0 million as option price and that it will be allocated to the final price, which has been fixed at the total and definitive amount of USD 126.0 million.

In the case the option is not exercised by IRSA within the previously mentioned term, such amount shall remain in favor of PASA.

ALTO PALERMO S.A. (APSA)

Notes to the Unaudited Financial Statements (Continued)

(Expressed in thousands of Argentine pesos)

Free translation from the original prepared in spanish for publication in Argentina

As of the issuance date of these financial statements, the parties continue perfecting the juristic and commercial structure which the above will rely upon.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the six-month period beginning on July 1, 2009 and ended December 31, 2009 compared with the year ended June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule A

Items	Value as of beginning of year	Increases	Decreases	Transfers	Value as of end of the period/year	Depreciation							Net carrying value as of 12.31.09	Net carrying value as of 06.30.09
						Accumulated as of beginning of year	Rate %		Increases	Decreases	For the period/year	Accumulated as of end of the period/ year
											Amount
Properties:
Shopping centers:
- Abasto	255,525	27	—	—	255,552	88,762	(	*)	—	—	4,785	93,547	162,005	166,763
- Alto Avellaneda	195,337	183	(23)	108	195,605	111,432	(	*)	—	—	6,472	117,904	77,701	83,905
- Paseo Alcorta	130,709	652	—	61	131,422	56,706	(	*)	—	—	2,590	59,296	72,126	74,003
- Patio Bullrich	168,302	379	—	72	168,753	72,436	(	*)	—	—	3,998	76,434	92,319	95,866
- Alto Noa (Note 7.d))	43,464	384	—	57	43,905	20,417	(	*)	—	—	1,024	21,441	22,464	23,047
- Alto Rosario	92,117	90	—	—	92,207	11,273	(	*)	—	—	1,298	12,571	79,636	80,844
- Alto Palermo	—	326,946	(20)	—	326,926	—	(	*)	170,274	—	11,090	181,364	145,562	—
- Mendoza Plaza	—	133,379	(17,333)	9,349	125,395	—	(	*)	40,419	151	2,487	43,057	82,338	—
- Cordoba Shopping – Villa Cabrera	—	67,777	—	25,491	93,268	—	(	*)	22,570	3,789	2,150	28,509	64,759	—
Other properties	20,795	—	—	—	20,795	1,882	(	*)	—	—	309	2,191	18,604	18,913
Leasehold improvements	8,023	—	—	—	8,023	5,060	(	*)	—	—	706	5,766	2,257	2,963
Facilities	17,987	21,574	(23)	85	39,623	6,197	10		16,622	—	1,750	24,569	15,054	11,790
Furniture, fixtures and equipment	16,735	6,838	(53)	5	23,525	9,868	10		3,970	—	1,106	14,944	8,581	6,867
Vehicles	206	85	—	—	291	206	33		59	—	3	268	23	—
Computer equipment	15,997	3,793	(4)	—	19,786	14,686	33		3,297	—	435	18,418	1,368	1,311
Software	8,376	287	—	—	8,663	6,694	20		204	—	404	7,302	1,361	1,682
Suppliers advances (2)	26,140	1,808	—	(331)	27,617	—	—		—	—	—	—	27,617	26,140
Work in progress:
- Rosario	45	2	—	—	47	—	—		—	—	—	—	47	45
- Patio Bullrich	1,037	171	—	19	1,227	—	—		—	—	—	—	1,227	1,037
- Alcorta	17	22	—	—	39	—	—		—	—	—	—	39	17
- Abasto	355	68	—	4	427	—	—		—	—	—	—	427	355
- Avellaneda	719	4	—	(85)	638	—	—		—	—	—	—	638	719
- Alto Noa	34	3	—	—	37	—	—		—	—	—	—	37	34
- Office property	5	89	—	—	94	—	—		—	—	—	—	94	5
- Alto Palermo Shopping	—	121	—	—	121	—	—		—	—	—	—	121	—
- Mendoza Plaza Shopping	—	848	(122)	(15)	711	—	—		—	—	—	—	711	—
- Cordoba Shopping – Villa Cabrera	—	2,589	—	—	2,589	—	—		—	—	—	—	2,589	—

Total as of 12.31.09	1,001,925	(3) 568,119	(17,578)	34,820	1,587,286	405,619	—		(4) 257,415	3,940	(1) 40,607	707,581	879,705	—

Total as of 06.30.09	978,344	23,863	(282)	—	1,001,925	359,696	—		—	(16)	45,939	405,619	—	596,306

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The accounting destination of the depreciation is disclosed in Schedule H, except for Ps. 860 that are recovered from tenants.
(2)	Includes Ps. 25,663 for advance payment for the partial acquisition of the goodwill of Soleil Factory (Note 8.b)).
(3)	Includes Ps. 563,316 incorporated by merger (see Note 8.h)).
(4)	Incorporated by merger (see Note 8.h)).

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the six-month period beginning on July 1, 2009 and ended December 31, 2009 compared with the year ended June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule B

	Original values		Amortizations				Net as of 12.31.09	Net as of 06.30.09
	Value as of beginning of year	Value as of end of the period/year	Accumulated as of beginning of year	Rate %	For the period	Accumulated as of end of the period/ year
					Amount
Trademarks	495	495	472	10	10	482	13	23
Pre-operating expenses
- Rosario	4,332	4,332	4,332	33,33	—	4,332	—	—

Total as of 12.31.09	4,827	4,827	4,804	—	(1) 10	4,814	13	—

Total as of 06.30.09	4,827	4,827	4,764	—	40	4,804	—	23

(1)	The amortization charge is disclosed in Schedule H.

ALTO PALERMO S.A. (APSA)

Equity investments

Unaudited Balance Sheets as of December 31, 2009 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 12.31.2009	Value recorded as of 06.30.2009	Issuer’s information
					Last financial statement issued						Interest in common stock
					Main Activity	Legal Address	Date	Common stock	Income (loss) for the period	Shareholders’ equity
Non-current Investments
Mendoza Plaza Shopping S.A.- Goodwill (2)	—	—	—	(3,933)			—	—	—	—	—
Mendoza Plaza Shopping S.A.-Higher investment value (2)			—	5,568
Tarshop S.A. – Equity value (5)	1	131,906,996	109,840	(6,194)	Credit card	Suipacha 664 – 7º Floor – C.A.B.A.	12.31.09	133,796	11,192	111,413	98.59%
Tarshop S.A. – Irrevocable contributions			—	105,000
Tarshop S.A. – Goodwill			6,588	6,897
Tarshop S.A. – Higher Investment value			696	715
Emprendimiento Recoleta S.A. – Equity value	1	13,499,990	20,053	19,686	Building, maintenance, operation and exploitation under a regime	Moreno 877 – 21° Floor – C.A.B.A.
Emprendimiento Recoleta S.A. – Goodwill			(299)	(336)	of use of assets of a section of Recoleta Cultural Center		12.31.09	25,054	3,018	37,188	53.684%
Shopping Neuquén S.A. - Equity Value.		6,256,308	5,239	5,424	Development of Undertakings	Rivadavia 86 3° Floor Of.9 - Neuquén	12.31.09	6,375	(187)	7,072	98.14%
Shopping Neuquén S.A. - Higher investment value	1		6,442	6,442
Shopping Neuquén S.A. - Irrevocable contributions			1,730	1,730
Shopping Alto Palermo S.A.– Equity Value.(2) (3)	1	—	—	231,597			—				—
Fibesa S.A. - Equity Value.	0.00000001	2,323,125	11,451	5,746	Agent	Moreno 877 - 23º Floor - C.A.B.A.	12.31.09	2,323	3,337	11,452	99.99%
Fibesa S.A. – Goodwill			1,369	2,395
Empalme S.A.I.C.F.A. y G. – Goodwill (2)	—	—	—	(8,630)			—	—	—	—	—
Empalme S.A.I.C.F.A. y G. – Higher investment value (2)			—	14,103
Panamerican Mall S.A. – Equity Value	1	378,006,435	422,424	224,054	Real estate Investments and	Moreno 877 – 21° Floor – C.A.B.A.	12.31.09	472,508	7,772	551,598	80%
Panamerican Mall S.A. – Irrevocable contributions			18,855	192,152	developments
Panamerican Mall S.A. – Higher investment value (1)			108,693	108,374
Conil S.A. – Equity Value	1	1,786,865	757	302	Real estate investments	Lavalle 1290 . 7° Floor of. 701 – C.A.B.A.	12.31.09	1,833	(22)	777	97.5%
Conil S.A. – Goodwill			472	—
Comercializadora Los Altos S.A.(4)	1	—	—	8,235	Management of business on our own and third-parties real estate and other assets, and activities and services related to the electronic commerce (1)	Moreno 877 – 21° Floor – C.A.B.A.	—	—	—	—	—
Arcos del Gourmet S.A. – Equity value	1	7,916,488	4,272	—	Building, real state and commercial	San Martin 120 – 21° Floor – C.A.B.A.	12.31.09	9,896	(953)	5,339	80%
Arcos del Gourmet S.A. – Goodwill	—		20,873	—

Total		—	739,455	919,327

(1)	As of December 31, 2009 and June 30, 2009 includes Ps. 96,710 and Ps. 96,391 corresponding to financial costs, respectively.
(2)	As from January 1st, 2009, Mendoza Plaza Shopping S.A. and Empalme S.A.I.C.F.A.y G. merged into Shopping Alto Palermo S.A. (Note 8.b) to the Unaudited Consolidated Financial Statements).
(3)	As from July 1st, 2009 Shopping Alto Palermo S.A. merged into Alto Palermo S.A. (Note 8.h)).
(4)	As from July 1st, 2009 Comercializadora Los Altos S.A. merged into Fibesa S.A. (Note 8.j)).
(5)	See Note 8.a) to the Unaudited Consolidated Financial Statements.

ALTO PALERMO S.A. (APSA)

Other Investments

Unaudited Balance Sheets as of December 31, 2009 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule D

Items	Value as of 12.31.09	Value as of 06.30.09
Current
Mutual funds in foreign currency (*) (Schedule G)	4,057	3,954
Time deposits in local currency (*)	1,813	3,751
Mortgage bonds issued by Banco Hipotecario (Note 5)	438	—
PRE 2009 bonds	—	10,108
PRO 2012 bonds	—	3,987

Total current	6,308	21,800

Non-Current
Undeveloped parcels of land:
- Beruti plot of land (4)	53,002	52,715
- Caballito plot of land (2)	36,741	36,741
- Patio Olmos (5)	32,949	32,949
- Torres Rosario plot of land	16,041	15,577
- Air Space Coto (3)	13,188	13,188
Advances for purchase of shares (1) (Schedule G)	—	2,254
Other real estate	1,977	1,977
Other investments	56	56

Total non-current	153,954	155,457

Total	160,262	177,257

(*)	Considered cash equivalents in the Unaudited Statement of Cash Flows.
(1)	As of June 30, 2009 included advances for purchase of Arcos del Gourmet S.A.’s shares (Note 8.a)).
(2)	See Note 7.b).
(3)	See Note 8.f).
(4)	See Note 8.e).
(5)	See Note 8.c).

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the six-month period beginning on July 1, 2009 and ended December 31, 2009 compared with the year ended June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule E

Items	Balances as of beginning of year	Increases	Decreases	Carrying value as of 12.31.09	Carrying value as of 06.30.09
Deducted from assets:
Allowance for doubtful accounts	25,537	(1) 13,457	—	38,994	25,537
Allowance for mortgage receivables	2,208	—	—	2,208	2,208

Total as of 12.31.09	27,745	13,457	—	41,202	—

Total as of 06.30.09	24,468	3,794	(517)	—	27,745

Included in liabilities:
Provision for non-current contingencies	2,664	(2) 3,857	(3) (327)	6,194	2,664

Total as of 12.31.09	2,664	3,857	(327)	6,194	—

Total as of 06.30.09	4,703	1,033	(3,072)	—	2,664

(1)	Ps. 3,053 corresponds to charges of the period disclosed in Schedule H and Ps. 10,404 were incorporated by merger. See Note 8.h).
(2)	Ps. 1,732 corresponds to charges of the period disclosed in Schedule H and Ps. 2,125 were incorporated by merger. See Note 8.h).
(3)	Corresponds to the usage of the period.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and others

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule F

	12.31.09	12.31.08
Cost of leases and services
Expenses (Schedule H)	54,125	30,374

Cost of leases and services	54,125	30,374

Cost of others
Inventory as of beginning of year	11,308	3,898
Purchases of the period (2)	—	7,793
Transfers (3)	(12)	4,777
Incorporation by merger (1)	81	—
Recovery of impairment of inventory	—	82
Expenses (Schedule H)	—	278
Inventory as of end of the period (Note 3.d)	(11,377)	(11,365)

Cost of others	—	5,463

(1)	See Note 8.h).
(2)	Corresponds to cost of goods for advertising events, which are disclosed as collective promotion fund receivable.
(3)	As of December 31, 2008 corresponds to transfers from non-current investments.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Unaudited Balance Sheets as of December 31, 2009 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule G

Items	Class	Amount of foreign currency (in thousands)	Prevailing exchange rate (1)	Total as of 12.31.09	Total as of 06.30.09
Assets
Current Assets
Cash and banks	USD	168	3.76	631	377
Cash and banks	Euros	332	5.395	1,791	1,749
Cash and banks	Pounds	0.5	6.077	3	3
Other investments, net	USD	1,079	3.76	4,057	3,954
Accounts receivable, net	USD	339	3.76	1,275	615
Accounts receivable, net	Uruguayan Pesos	349	0.193	67	—
Other receivables and prepaid expenses, net	USD	106	3.76	399	4,587

Total Current Assets				8,223	11,285

Non-Current Assets
Other investments, net	USD	—	3.76	—	2,254
Accounts receivable, net	USD	54	3.76	203	—

Total Non-Current Assets				203	2,254

Total Assets as of 12.31.09				8,426	—

Total Assets as of 06.30.09				—	13,539

Liabilities
Current Liabilities
Trade accounts payable	USD	2,542	3.80	9,660	3,447
Short-term debt	USD	10,762	3.80	40,895	28,361
Customers advances	USD	191	3.80	726	732
Other liabilities	USD	5,374	3.80	20,422	—

Total Current Liabilities				71,703	32,540

Non-Current Liabilities
Long-term debt	USD	169,664	3.80	644,723	615,979

Total Non-Current Liabilities				644,723	615,979

Total Liabilities as of 12.31.09				716,426	—

Total Liabilities as of 06.30.09				—	648,519

(1)	Exchange rates as of December 31, 2009 according to Banco Nación Argentina records.

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19.550, section 64, paragraph b)

For the six-month periods beginning on July 1, 2009 and 2008 and ended December 31, 2009 and 2008

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule H

Items	Total as of 12.31.09	Costs						Expenses		Total as of 12.31.08
		Other	Cost of leases and services	Expenses	Collective Promotion Fund	Expenses recovery	Subtotal	Administrative	Selling
Depreciation and amortization	39,757	—	39,757	—	—	—	39,757	—	—	22,684
Taxes, rates, contributions and services	9,994	—	102	9,051	706	(9,757)	102	4,459	5,433	7,746
Parking	5,893	—	5,893	—	—	—	5,893	—	—	3,001
Fees for Directors	5,619	—	—	—	—	—	—	5,619	—	5,272
Common area maintenance expenses	5,597	—	5,597	335	—	(335)	5,597	—	—	3,153
Salaries, bonuses and social security contributions	3,173	—	—	21,325	2,453	(23,778)	—	3,026	147	3,202
Allowance for doubtful accounts	3,053	—	—	—	—	—	—	—	3,053	1,989
Fees and payments for services	2,880	—	—	2,217	—	(2,217)	—	2,880	—	3,845
Charge for contingencies	1,732	—	1,732	—	—	—	1,732	—	—	367
Maintenance, repairs, cleaning and security	1,035	—	985	13,590	71	(13,661)	985	50	—	1,152
Commissions	448	—	—	—	—	—	—	—	448	142
Bank charges	411	—	—	—	—	—	—	411	—	448
Training and events expenses	406	—	—	—	—	—	—	—	406	210
Personnel expenses	397	—	—	1,152	100	(1,252)	—	397	—	314
Rental	328	—	—	951	41	(992)	—	328	—	357
Insurance	234	—	—	447	13	(460)	—	234	—	102
Regulatory authority expenses	102	—	—	—	—	—	—	102	—	98
Damage, costs and expenses	59	—	59	—	—	—	59	—	—	—
Advertising	57	—	—	5	19,789	(19,794)	—	—	57	26
Indemnity	52	—	—	—	—	—	—	—	52	3
Stationery	22	—	—	501	18	(519)	—	22	—	28
Freight and transportation	14	—	—	149	74	(223)	—	14	—	21
Other services	—	—	—	193	—	(193)	—	—	—	—
Others	537	—	—	280	(1,541)	1,261	—	207	330	209
Expenses recovery	—	—	—	(50,196)	(21,724)	71,920	—	—	—	—

Total as of 12.31.09	81,800	—	54,125	—	—	—	54,125	17,749	9,926	—

Total as of 12.31.08	—	278	30,374	—	—	—	30,652	17,513	6,204	54,369

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities

Unaudited Balance Sheets as of December 31,2009 and June 30, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

Schedule I

	12.31.09							06.30.09
	Other investments, net (7)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short- term and long- term debt (2)	Other liabilities (4)(8)	Other investments, net	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short- term and long- term debt	Other liabilities (4)
No fixed term	—	350	254	—	1,920	—	21,668	—	100	2,329	—	—	91	22,639

Past due	—	27,409	—	4,757	—	—	—	—	11,049	—	10,085	1,708	—	—

To mature
In three months	6,308	98,679	41,000	37,001	26,512	97,838	42,406	21,800	73,355	56,086	35,507	14,239	150,249	37,539
Between three and six months	—	21,438	2,399	465	16,207	27,200	1,085	—	14,085	2,956	—	8,406	10,748	13,865
Between six and nine months	—	11,124	1,874	438	13,264	1,435	4,463	—	4,650	708	—	8,406	35,295	9,458
Between nine and twelve months	—	5,564	3,524	627	10,737	24,965	18,779	—	3,058	706	—	8,406	(208)	5,600

Between one and two years	—	837	1,431	110	8,405	122,934	11,774	—	694	8,685	—	18,277	39,158	2,009
Between two and three years	—	43	156	—	7,239	19,394	2,155	—	118	90	—	7,541	39,257	2,473
Between three and four years	—	49	93	—	6,282	(483)	12,964	—	46	18	—	2,424	(484)	4,558
In greater than four years	—	43	375	—	45,917	614,775	13,979	—	68	4,755	—	6,213	614,045	22,063

Total to mature	6,308	137,777	50,852	38,641	134,563	908,058	107,605	21,800	96,074	74,004	35,507	73,912	888,060	97,565

Total with fixed term	6,308	165,186	50,852	43,398	134,563	908,058	107,605	21,800	107,123	74,004	45,592	75,620	888,060	97,565

Total	6,308	165,536	51,106	43,398	136,483	908,058	129,273	21,800	107,223	76,333	45,592	75,620	888,151	120,204

(1)	Does not accrue interest, except for Ps. 703 that accrue interest at a variable market rate.
(2)	Includes Ps. 125,992 that accrue interest at a fixed rate and Ps. 771,426 that accrue interest at a variable market rate.
(3)	Includes Ps. 25,011 that accrue interest at a variable rate.
(4)	Corresponds to salaries and social security payable, taxes payable, other liabilities and provisions.
(5)	Includes Ps. 3,346 that accrue interest at a variable rate.
(6)	Does not accrue interest.
(7)	Includes Ps. 4,057 that accrue interest at a variable market rate and Ps. 2,251 that accrue interest at a fixed rate.
(8)	Does not accrue interest, except for Ps. 10,682 that accrue interest at a variable rate and Ps. 22,086 that accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

BUSINESS HIGHLIGHTS AS OF DECEMBER 31, 2009

(Expressed in thousands of Argentine Pesos)

Free translation from the original prepared in spanish for publication in Argentina

1. Brief comments on the Company’s activities during the period, including references to significant situations occurred after the end of the period

Buenos Aires, February 11, 2010 – Alto Palermo S.A. (APSA) (BASE: APSA, Nasdaq: APSA) and alternatively the “Company”, one of the leading companies in the real estate business mainly engaged in the acquisition, development, possession and management of Shopping Centers in Argentina, announces its results for the six-month period ended December 31, 2009.

For the six-month period ended December 31, 2009, APSA’s net result recorded an income of Ps.71.3 million, compared to a loss of Ps.32.2 million in the same period of the previous year. This result is mainly explained by an income of Ps.60.6 million in the Shopping Center segment and an income of Ps.10.7 million in the Consumer Financing Segment.

APSA’s total revenues as of December 31, 2009, amounted to Ps.363.9 million, i.e., 11.4% higher than the total revenues recorded in the same period of the previous year. The Shopping Center segment posted an increase of 29.9% in net revenues, whereas the Consumer Financing segment recorded a 9.6% decrease under the same line.

APSA’s gross profit for the period showed a 25.5% increase, from Ps.192.5 million to Ps.241.6 million during the six-month periods ended December 31, 2008 and 2009, respectively. This result is explained by a 26.5% increase in gross profit from the Shopping Center segment, along with a 28.8% increase in gross profit from the Consumer Financing segment.

APSA’s consolidated operating result for the six-month period ended December 31, 2009 recorded an income of Ps.155.8 million compared to loss of Ps.7.1 million in the same period of the previous fiscal year. The Shopping Center segment contributed to the operating result with an income of Ps.140.3 million, 36.8% higher than the same period of the previous year, whereas the Consumer Financing segment recorded an income of Ps.14.1 million compared to a loss of Ps.113.0 million in the same period of the previous year. APSA’s EBITDA1 for the six-month period totaled Ps.213.8 million compared to Ps. 36.5 million for the same period of the previous fiscal year. This significant variation is the result of the recovery of the EBITDA in the Consumer Financing Segment, which recorded a profit of Ps. 18.8 million for the six-month period ended December 31, 2009 compared to a Ps. 109.2 million loss for the same period of the previous fiscal year, along with a 36.2% increase in the Shopping Center segment’s EBITDA.

Comments on transactions for the quarter

According to most recently released official data available at the date of issuance of this report as of November 2009, the Economic Activity Monthly Estimator (EMAE) showed a 2.2% increase (without seasonal adjustment) compared to the values recorded in the same month of the previous year, which would imply a recovery in the economic activity levels similar to the ones recorded last year.

[1]	EBITDA represents the operating income plus depreciation and amortization charges. EBITDA is not regarded as a generally accepted accounting measure and should therefore not be used to measure financial or operating performance.

ALTO PALERMO S.A. (APSA)

Regarding macroeconomic indicators, in the third quarter of calendar 2009 (latest available data) Argentina recorded a primary surplus and current account surplus, and its capital account was also positive. Consequently, the Central Bank increased its international reserves by US$ 1,811 million, to US$ 45,193 million. However, the Argentine government’s financial result is still negative as a result of the debt service payments made during the period.

In relation with the various sectors of the economy, the main indicators show a rebound in activity levels. In connection with the construction industry, according to the data shown by the Indicator of Construction Activities (ISAC, in Spanish), construction activities have increased by 0.38% from November 2008 to November 2009. Sales in supermarkets and shopping centers have continued to grow: as concerns supermarket sales, according to the INDEC their year-on-year variation at constant prices was 4.76% as of November 2009, though this growth rate is lower than the one recorded in 2008.

During the six-month period ended on December 31, 2009 our tenants’ sales in our Shopping Centers amounted to Ps. 2,813.2 million. In nominal terms, this amount points to a 27.7% increase compared to the same period of the previous fiscal year. APSA’s tenants same shopping centers sales rose by 11.1% compared to the same period of the previous fiscal year. This increase reflects mainly the strong upsurge in sales during the months of October and November, which went up by 20.8% and 20.3%, respectively, compared to the previous year.

The business success of APSA’s tenants allowed it to maintain the occupancy rates at its Shopping Centers at 98.0% as of December 31, 2009.

ALTO PALERMO S.A. (APSA)

The performance of this indicator shows the excellent quality of our portfolio of shopping centers.

Developments

Torres Rosario Project, City of Rosario, Province of Santa Fe. The project, being implemented by Alto Palermo, spans over an entire block, sub-divided into 8 parcels covering approximately 50,000 square meters overall. As of December 31, 2009, a barter was executed over 2 of the 8 parcels with Condominios del Alto S.A. (parcels 2-G and 2-H) with 6 parcels pending sale and amounting to approximately 31,000 square meters of surface area in the aggregate.

The barter of Lot 2-G comprises a total of 7,901 sqm to be applied to the construction of homes in exchange for 15 units to be built with an area of 1,504 sqm and 15 parking lots.

The barter of Lot 2-H comprises 11,687 sqm for sale, 22% of which (3,188 sqm) would be for Alto Palermo as consideration. This area represents 42 units and 47 car spaces.

The degree of progress of the works as of December 31, 2009 is 92% in Parcel 2-G and 23% in Parcel 2-H, and they are estimated to be completed in July 2010 and December 2011, respectively.

ALTO PALERMO S.A. (APSA)

Consumer Financing Segment – Tarshop S.A. Subsidiary

During fiscal year 2009, and as a result of the international financial context then prevailing, Alto Palermo S.A. adopted the decision to strengthen Tarshop’s business. This was performed mainly by means of capital contributions for a total of Ps. 165 million, which increased APSA’s equity interest in Tarshop from 80% to 98.59% as of December 31, 2009. Other actions were taken to improve the company’s management, including the following:

(i)	Streamlining of the operating structure to gear with the new business context.

(ii)	Revision of cash lending plans and financing of purchases at retail stores.

(iii)	Changes in the Loan Origination Policies.

(iv)	Strengthening of Collection Management scheme.

(v)	Analysis and implementation of new funding tools.

Thanks to the increased stringency in the origination requirements and the measures aimed at controlling portfolio delinquency, the loan portfolio including securitized coupons as of December 31, 2009 amounted to Ps. 543.8 million, 27.4% less than the Ps. 749.0 million portfolio posted in the same period of the previous fiscal year. Delinquent loans past 90 to 180 days represented 3.89% of the portfolio, which shows an improvement since December 2008 in the performance measured by this indicator.

The following chart illustrates the changes in the monthly volume of loan origination:

The following chart illustrates the changes in Loan Balance at the end of each month and the recovery of 3 to 6 month delinquency rates.

ALTO PALERMO S.A. (APSA)

Thus, net revenues decreased 9.6% from Ps. 123.6 million for the six-month period ended December 31, 2008, to Ps. 111.7 million for the same period of the current fiscal year. Gross profit stood at Ps. 60.0 million and the operating result recorded an income of Ps. 14.1 million, which reflects an improvement when compared to the Ps. 113.0 million loss obtained in the six-month period ended on December 31, 2008. Net income for the six-month period ended on December 31, 2009 finally amounted to Ps. 10.7 million, continuing the positive trend of the previous quarter. This reflects a recovery in Tarshop S.A.’s results of operations, owing to the measures adopted and the improvement in capitalization combined with a relative stabilization in local financial markets, a decline in the write-off of bad debts and a decrease in operating expenses, confirming the diagnosis we had previously made.

Notwithstanding this recovery, we continue to work toward optimizing Tarshop S.A.’s performance and prepare it to address the current market conditions.

Finally, on December 29, 2009, Alto Palermo S.A. executed a stock purchase agreement with Banco Hipotecario S.A whereby Banco Hipotecario agreed the acquisition of 80% of Tarshop S.A.’s stock capital held by APSA. The transaction is subject to the occurrence of certain events, including the grant of the Central Bank of Argentina consent, in compliance with the applicable laws.

The transaction price was fixed at US$ 26.8 million, payable as follows: US$ 5.4 million as of the date of execution of the referred agreement, whereas the remaining balance of US$ 21.4 million will be payable within 5 business days after the date the Central Bank of Argentina gives notice of its consent to the transaction. Banco Hipotecario is in an unmatched position to endow Tarshop with an operating and financial performance capacity commensurate with its future business needs.

ALTO PALERMO S.A. (APSA)

Financial Debt

As of December 31, 2009, the composition of APSA’s financial debt was as follows:

Description	Outstanding Amount (1)	Issue Currency	Interest Rate	Maturity
Convertible Notes	47.2	USD	10%	July 2014
Series I Notes (Argentine Law)(2)	120.0	USD	7.875%	May 2017
Series II Notes (Argentine Law)(3)	28.9	AR$	11%	June 2012
Series III Notes (Argentine Law)(4)	14.7	AR$	Badlar + 300 bps	May 2011
Series IV Notes (American Law)	6.6	USD	6.75%	May 2011
Acquisition Beruti Plot of land	4.5	USD	0.0%	February 2010
Acquisition Arcos del Gourmet S.A.	3.7	USD	0.0%	November 2011
Short Term debt (5)	22.3	AR$	Variable	< 180 days

Total	247.9

(1)	Stated in million of USD at the exchange rate of 3.806 AR$ = 1 USD. Excludes interest accrued to December 31, 2009.
(2)	As of December 31, 2009 APSA has repurchased a face value of USD 5.0 million.
(3)	As of December 31, 2009 APSA has repurchased a face value of USD 4.8 million.
(4)	As of December 31, 2009, our subsidiary Emprendimiento Recoleta S.A. held a face value of Ps. 12.0 million.
(5)	Including Tarshop’s debt of Ps. 14.8 million.

Series I, II, III and IV Notes refer to the Series No. 1, Series No. 2, Series No. 3 and Series No. 4 Notes issued under the Global Issuance Program of Notes for a principal amount of up to US$ 200 million, authorized by the National Securities Commission under Resolution No. 15,614 dated April 19, 2007.

Issuance of Series III and Series IV Non-Convertible Notes

On November 13, 2009, APSA issued Series III and Series IV non-convertible notes for a total amount of Ps. 80.7 million under its Global Issuance Program of Notes for a principal amount of up to US$ 200 million, previously approved by the National Securities Commission. Series III Notes were issued for Ps. 55.8 million, repayable in a single bullet payment upon maturity on May 12, 2011, and they accrue interest at the Private Badlar variable rate plus 3%. Series IV Notes were issued for US$ 6.6 million (equivalent to Ps. 24.9 million) and are repayable in a single bullet payment upon maturity on May 12, 2011, and they accrue interest at a 6.75% fixed rate. Interest on both Series is payable every three months.

Extension of Global Note Program

The Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2009 approved the extension of the Global Issuance Program of Notes currently outstanding for an additional amount of up to US$ 200 million.

ALTO PALERMO S.A. (APSA)

Approval of dividend distribution

The Ordinary and Extraordinary Shareholders’ Meeting held on October 29, 2009 approved the distribution of a Ps. 56.0 million cash dividend. Consequently, on November 17, 2009 this amount was distributed among the shareholders.

Prospects for the next quarter

Our business performance has remained solid, as we successfully went through a hard calendar 2009 thanks to the quality of our shopping centers, and this has translated into high occupancy levels and cash flow generation capacity.

Our shopping centers maintain high occupancy levels and adhesion by tenants. The rhythm of sales in our shopping centers recovered during the second the quarter of fiscal year 2010 after the deceleration experienced in the first quarter as a consequence of the H1N1 influenza outbreak. Tenants adhere to our new proposals, as shown by Dot Baires’ occupancy levels. We will continue to work to improve the services offered to our tenants and consumers, seeking to maintain high occupancy levels and traffic in our shopping centers and sustain sales growth rates.

As concerns the Consumer Financing business, the first half of the fiscal year saw a profit that is the result of the efforts made in the previous year to streamline and stabilize the business in light of the new scenario. We will continue to work with the aim of improving the operating and financial performance of this segment, and in pursuit of this goal we aspire to complete the sales process of Tarshop S.A.’s majority interest to Banco Hipotecario S.A., that will endow Tarshop with an operating and financial performance capacity commensurate with its future business needs.

2. Consolidated Shareholders’ equity structure as compared with the four previous years.

	12.31.09	12.31.08	12.31.07	12.31.06	12.31.05
Current assets	497,331	514,426	622,103	332,034	224,368
Non-current assets	1,932,357	1,773,690	1,484,173	1,303,218	1,094,880

Total	2,429,688	2,288,116	2,106,276	1,635,252	1,319,248

Current liabilities	594,087	597,610	404,685	502,900	405,632
Non-current liabilities	924,144	836,758	801,489	262,539	99,646

Subtotal	1,518,231	1,434,368	1,206,174	765,439	505,278

Minority interest	130,289	98,045	83,225	69,762	28,677
Shareholders’ equity	781,168	755,703	816,877	800,051	785,293

Total	2,429,688	2,288,116	2,106,276	1,635,252	1,319,248

ALTO PALERMO S.A. (APSA)

3. Consolidated income structure as compared with the same period of the four previous years.

	12.31.09	12.31.08	12.31.07	12.31.06	12.31.05
Operating income	155,828	(7,054)	107,948	84,903	73,743
Net loss on equity investments	—	—	(14)	(679)	(245)
Amortization of goodwill	(818)	(509)	(1,409)	(2,342)	(2,379)
Financial results, net	(40,277)	(50,578)	(13,847)	(4,571)	(15,267)
Other (expense) income, net	(1,985)	456	2,732	(967)	(883)

Income (loss) before taxes and minority interest	112,748	(57,685)	95,410	76,344	54,969

Income tax	(38,371)	13,202	(44,532)	(32,366)	(28,956)
Minority interest	(3,067)	12,268	(2,186)	(3,779)	(2,729)

Net income (loss)	71,310	(32,215)	48,692	40,199	23,284

ALTO PALERMO S.A. (APSA)

4. Statistical data as compared with the the four previous years.

Not applicable.

5. Key ratios as compared with the four previous years.

	12.31.09	12.31.08	12.31.07	12.31.06	12.31.05
Liquidity

Current assets	497,331	514,426	622,103	332,034	224,368

Current liabilities	594,087	597,610	404,685	502,900	405,632

Ratio	0.84	0.86	1.54	0.66	0.55

Solvency

Shareholders’ equity	781,168	755,703	816,877	800,051	785,293

Total liabilities	1,518,231	1,434,368	1,206,174	765,439	505,278

Ratio	0.51	0.53	0.68	1.05	1.55

Non-Current Assets to total Assets

Non-current assets	1,932,357	1,773,690	1,484,173	1,303,218	1,094,880

Total assets	2,429,688	2,288,116	2,106,276	1,635,252	1,319,248

Ratio	0.80	0.78	0.70	0.80	0.83

Profitability

Net income (loss) for the year	71,310	(32,215)	48,692	40,199	23,284

Average shareholders’ equity	737,858	818,037	796,047	783,346	776,508

Ratio	0.10	(0.04)	0.06	0.05	0.03

6. Brief comment on the future perspectives for the upcoming period.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2009

1. Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2. Significant changes in the Company’s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous periods, or that could affect those to be filed in future periods.

None.

3. Classification of receivables and liabilities.

a) Past due receivables:

	12.31.09 Ps.	09.30.09 Ps.	06.30.09 Ps.	03.31.09 Ps.	Total Ps.
Accounts receivable, net	26,062	1,332	7	8	27,409

b) Past due payable:

	12.31.09 Ps.	09.30.09 Ps.	06.30.09 Ps.	03.31.09 Ps.	Total Ps.
Trade accounts payable	3,528	2	1,216	11	4,757

c) Receivables and liabilities with no fixed term:

12.31.09 Ps
Accounts receivable, net	350
Other receivables and prepaid expenses, net	254
Taxes payable	15,462
Customer advances	1,920
Other liabilities	12
Provisions	6,194

ALTO PALERMO S.A. (APSA)

3. (Continued)

d) Current receivables to mature:

	03.31.10 Ps.	06.30.10 Ps.	09.30.10 Ps.	12.31.10 Ps.	Total Ps.
Accounts receivable, net	98,679	21,438	11,124	5,564	136,805
Other receivables and prepaid expenses, net	41,000	2,399	1,874	3,524	48,797

e) Non-current receivables to mature:

	12.31.11 Ps.	12.31.12 Ps.	12.31.13 Ps.	12.31.14 Ps.	Total Ps.
Accounts receivable, net	837	43	49	43	972
Other receivables and prepaid expenses, net	1,431	156	93	375	2,055

f) Current liabilities to mature:

	03.31.10 Ps.	06.30.10 Ps.	09.30.10 Ps.	12.31.10 Ps.	Total Ps.
Trade accounts payable	37,001	465	438	627	38,531
Customer advances	26,512	16,207	13,264	10,737	66,720
Short-term debt	97,838	27,200	1,435	24,965	151,438
Salaries and social security payable	6,045	—	3,816	—	9,861
Taxes payable	12,010	876	438	18,570	31,894
Other liabilities	24,351	209	209	209	24,978

g) Non-current liabilities to mature:

	12.31.11 Ps.	12.31.12 Ps.	12.31.13 Ps.	12.31.14 Ps.	Total Ps.
Trade accounts payable	110	—	—	—	110
Customer advances	8,405	7,239	6,282	45,917	67,843
Long-term debt	122,934	19,394	(483)	614,775	756,620
Taxes payable	1,944	2,155	2,282	13,979	20,360
Other liabilities	9,830	—	10,682	—	20,512

ALTO PALERMO S.A. (APSA)

4. Classification of receivables and liabilities.

a) Accounts receivable, net:

		Ps.
Current
Local currency	(1)	163,222
Foreign currency	(1)	1,342

Non-current
Local currency	(1)	769
Foreign currency	(1)	203

(1)	Does not accrue interest, except for Ps. 703 that accrue interest at a variable market rate.

b) Other receivables and prepaid expenses, net:

Current
Local currency	(1)	48,652
Foreign currency	(1)	399

Non-current
Local currency	(1)	2,055

(1)	Does not accrue interest, except for Ps. 25,011 that accrue interest at a variable rate.

c) Trade accounts payable:

Current
Local currency	(1)	33,628
Foreign currency	(1)	9,660

Non-current
Local currency	(1)	110

(1)	Does not accrue interest.

d) Customer advances:

Current
Local currency	(1)	67,914
Foreign currency	(1)	726
Non-current
Local currency	(1)	67,843

(1)	Does not accrue interest, except for Ps. 3,346 that accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4. (Continued)

e) Short-term and long-term debt:

		Ps.
Current
Local currency	(1)	110,543
Foreign currency	(1)	40,895

Non-current
Local currency	(1)	111,897
Foreign currency	(1)	644,723

(1)	Includes Ps. 125,992 that accrue interest at a fixed rate and Ps. 771,426 that accrue interest at a variable market rate.

f) Salaries and social security payable:

Current
Local currency	(1)	9,861

(1)	Does not accrue interest.

g) Taxes payable:

Current
Local currency	(1)	31,894

Non-Current
Local currency	(1)	35,822

(1)	Does not accrue interest, except for Ps. 10,682 that accrue interest at a fixed rate.

h) Other liabilities:

Current
Local currency	(1)	4,556
Foreign currency	(1)	20,422

Non-current
Local currency	(1)	20,524

(1)	Does not accrue interest, except for Ps. 22,086 that accrue interest at a variable rate.

ALTO PALERMO S.A. (APSA)

4. (Continued)

i) Provisions

Ps.
Non-Current
Local currency	(1)	6,194

(1)	Does not accrue interest.

5. Related parties.

See Note 5 and Schedule C to the Unaudited Basic Financial Statements.

6. Loans to directors.

See Note 5.

7. Physical inventories of stock.

See Note 2.6 to the Unaudited Basic Financial Statements.

8. Current values.

See Notes 2.5 and 2.6 to the Unaudited Basic Financial Statements.

9. Appraisal revaluation of assets.

See Note 2.7 to the Unaudited Basic Financial Statements.

10. Obsolete unused fixed assets.

None.

11. Equity interests in other companies in excess of that permitted by Section 31 of Law No. 19.550.

None.

ALTO PALERMO S.A. (APSA)

12. Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13. Insured assets.

Insured assets	Insured amounts	Accounting values	Risk covered
Abasto	447,684	162,005	Fire, full risk and dismissed profit
Alto Palermo S.A.	283,179	145,562	Fire, full risk and dismissed profit
Mendoza Plaza	249,115	82,353	Fire, full risk and dismissed profit
Paseo Alcorta	226,115	72,126	Fire, full risk and dismissed profit
Alto Avellaneda	223,091	77,701	Fire, full risk and dismissed profit
Alto Rosario	210,925	79,636	Full risk, construction and assembly
Patio Bullrich	123,594	92,319	Fire, full risk and dismissed profit
Córdoba Shopping - Villa Cabrera	119,667	64,744	Fire, full risk and dismissed profit
Alto Noa	98,576	22,464	Fire, full risk and dismissed profit
Unique policy	15,000	—	Civil responsibility

The insurance amounts not include the land value and correspond to the reconstruction value of the building.

In our opinion, the above-described policies adequately cover current risks.

14. Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15. Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

None.

16. Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17. Unpaid accumulated dividends on preferred shares.

Not applicable.

ALTO PALERMO S.A. (APSA)

18. Restrictions on distribution of profits.

See Note 13 to Unaudited Basic Financial Statements.

Autonomous City of Buenos Aires, February 11, 2010.

Saúl Zang
Executive Vice-President acting as President

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

C.U.I.T.: 30-52767733-1

Moreno 877 - 22° floor - Autonomous City of Buenos Aires

1.	We have reviewed the balance sheet of Alto Palermo S.A. (APSA) at December 31, 2009 and the related statements of income, of changes in shareholders’ equity and of cash flows for the six-month periods ended December 31, 2009 and 2008 and the complementary notes 1 to 20 and exhibits A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries for the six-month periods ended December 31, 2009 and 2008, which are presented as supplementary information. These financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the years ended June 30, 2009 and 2008, on which we issued our unqualified report on September 8, 2009, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at December 31, 2009 and 2008 and its consolidated financial statements at those dates, set out in point 1., prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires, include all significant facts and circumstances of which we are aware and we have no observations to make on them;

Limited Review Report (Continued)

b)	The comparative information at June 30, 2009 included in the basic and consolidated balance sheets and the supplementary notes and exhibits to the attached financial statements arise from the Company’s financial statements as of that date.

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2009, the debt accrued in favor of the Argentine Integrated Pension System according to the accounting records and to the calculations performed by the Company amounted to Ps. 1,814,593, which was not claimable at that date.

Autonomous City of Buenos Aires, February 11, 2010.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.

(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17	C.P.C.E.C.A.B.A. Tº 1 Fº 30
Dr. Norberto Fabián Montero	Dr. Marcelo Héctor Fuxman
Public Accountant (U.B.A.)	Public Accountant (U.B.A.)
C.P.C.E.C.A.B.A. Tº 167 Fº 179	C.P.C.E.C.A.B.A. Tº 134 Fº 85

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ SAÚL ZANG
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: February 19, 2010.